KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

This management's discussion and analysis ("MD&A"), prepared as of November 2, 2016, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at September 30, 2016 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 and the notes thereto (the "interim financial statements").  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2015 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2016, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the "Cautionary Statement on Forward-Looking Information" on pages 50 - 51 of this MD&A.  In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

 Consolidated Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2016	2015	Change	% Change (d)	2016	2015	Change	% Change (d)
Operating Highlights
Total gold equivalent ounces (a)
Produced (c)	690,311	687,077	3,234	0%	2,057,844	1,990,734	67,110	3%
Sold (c)	680,327	721,927	(41,600)	(6%)	2,035,475	1,996,827	38,648	2%

Attributable gold equivalent ounces (a)
Produced (c)	684,129	680,679	3,450	1%	2,042,859	1,970,937	71,922	4%
Sold (c)	674,070	715,648	(41,578)	(6%)	2,020,219	1,976,459	43,760	2%

Financial Highlights
Metal sales	$910.2	$809.4	$100.8	12%	$2,569.2	$2,346.0	$223.2	10%
Production cost of sales	$490.0	$482.3	$7.7	2%	$1,454.4	$1,395.4	$59.0	4%
Depreciation, depletion and amortization	$213.8	$239.8	$(26.0)	(11%)	$617.2	$662.7	$(45.5)	(7%)
Impairment charges	$139.6	$-	$139.6	100%	$139.6	$24.5	$115.1	nm
Operating earnings (loss)	$(30.1)	$(0.3)	$(29.8)	nm	$81.9	$(25.6)	$107.5	nm
Net earnings (loss) attributable to common shareholders	$2.5	$(52.7)	$55.2	nm	$12.5	$(142.6)	$155.1	109%
Basic earnings (loss) per share attributable to common shareholders	$0.00	$(0.05)	$0.05	nm	$0.01	$(0.12)	$0.13	108%
Diluted earnings (loss) per share attributable to common shareholders	$0.00	$(0.05)	$0.05	nm	$0.01	$(0.12)	$0.13	108%
Adjusted net earnings (loss) attributable to common shareholders(b)	$128.7	$(23.9)	$152.6	nm	$143.9	$(22.2)	$166.1	nm
Adjusted net earnings (loss) per share (b)	$0.10	$(0.02)	$0.12	nm	$0.12	$(0.02)	$0.14	nm
Net cash flow provided from operating activities	$266.2	$232.1	$34.1	15%	$796.6	$649.4	$147.2	23%
Adjusted operating cash flow (b)	$320.3	$206.6	$113.7	55%	$715.1	$582.8	$132.3	23%
Capital expenditures	$153.8	$171.3	$(17.5)	(10%)	$407.3	$449.3	$(42.0)	(9%)
Average realized gold price per ounce	$1,336	$1,122	$214	19%	$1,261	$1,175	$86	7%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$720	$668	$52	8%	$715	$699	$16	2%
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$719	$668	$51	8%	$713	$699	$14	2%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$695	$655	$40	6%	$694	$686	$8	1%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$987	$936	$51	5%	$962	$965	$(3)	(0%)
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$1,001	$941	$60	6%	$973	$970	$3	0%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,074	$998	$76	8%	$1,030	$1,044	$(14)	(1%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,085	$1,000	$85	9%	$1,039	$1,047	$(8)	(1%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2016 was 68.05:1 (third quarter of 2015 - 75.40:1).  The ratio for the first nine months of 2016 was 73.61:1 (first nine months of 2015 - 73.66:1).

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Consolidated Financial Performance
Third quarter 2016 vs. Third quarter 2015

Kinross' attributable production increased slightly compared with the third quarter of 2015, primarily due to the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain (the "acquisition"). The increases from the acquisition were largely offset by lower production at Paracatu due to lower mill throughput and planned maintenance of the grinding mill, lower production at Kupol due to lower grades and lower production at Maricunga and Tasiast due to the suspension of mining activities.

Metal sales were 12% higher compared with the third quarter of 2015 due to the increase in metal prices realized, partially offset by lower gold equivalent ounces sold. The average gold price realized increased from $1,122 per ounce in the third quarter of 2015 to $1,336 per ounce in the third quarter of 2016.  Gold equivalent ounces sold in the third quarter of 2016 decreased to 680,327 ounces from 721,927 ounces in the same period of 2015 primarily due to lower production at Paracatu, Kupol, Tasiast and Maricunga, partially offset by higher production resulting from the acquisition.

Production cost of sales increased by 2% compared with the third quarter of 2015, primarily due to higher costs at Fort Knox associated with an increase in operating waste mined and higher energy and maintenance costs at Chirano.  These increases were partially offset by lower production as described above.  The increase in production cost of sales resulted in higher attributable production cost of sales per equivalent ounce sold compared with the third quarter of 2015.

During the third quarter of 2016, depreciation, depletion and amortization decreased by 11% compared with the same period in 2015, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold at Fort Knox, Kupol and Paracatu. Additionally, depreciation was lower at Chirano related to an increase in mineral reserves at December 31, 2015. The decreases were partially offset by an increase in the depreciable asset base as a result of the acquisition.

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga cash generating unit ("CGU"). As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. The Company also considered the impact of the suspension on the net realizable value of inventory at Maricunga, and as a result, recorded an inventory impairment of $71.3 million related to metals and supplies inventory.

The operating loss in the third quarter of 2016 was $30.1 million compared with an operating loss of $0.3 million in the same period of 2015. The change was primarily due to the impairment charges described above, partially offset by increased margins (metal sales less production cost of sales), which was largely a result of the increase in the average gold price realized.

During the third quarter of 2016, net earnings attributable to common shareholders was $2.5 million, or $nil per share, compared with a loss of $52.7 million, or $0.05 per share, in the same period of 2015.  The change was primarily a result of an income tax recovery of $59.4 million in the third quarter of 2016 compared to an income tax expense of $34.7 million in the third quarter of 2015, partially offset by the higher operating loss described above. The $59.4 million income tax recovery recognized in the third quarter of 2016 included a $16.9 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  The $34.7 million income tax expense in the third quarter of 2015 included $3.9 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the third quarter of 2016 was 26.5% (2015 – 26.5%).

Adjusted net earnings attributable to common shareholders in the third quarter of 2016 was $128.7 million, or $0.10 per share, compared with an adjusted net loss attributable to common shareholders of $23.9 million, or $0.02 per share, for the same period in 2015.  The increase in adjusted net earnings was mainly due to the increase in margins described above.

Net cash flow provided from operating activities increased to $266.2 million in the third quarter of 2016 from $232.1 million in the third quarter of 2015, primarily due to the increase in margins described above.

During the third quarter of 2016, adjusted operating cash flow increased to $320.3 million from $206.6 million in the same period of 2015, primarily due to the increase in margins.

Capital expenditures in the third quarter of 2016 decreased to $153.8 million compared with $171.3 million in the same period of 2015, primarily due to reduced spending at Fort Knox, partially offset by spending at Bald Mountain since its acquisition on January 11, 2016.

Attributable all-in sustaining and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the third quarter of 2015, primarily due to the decrease in attributable gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
First nine months of 2016 vs. First nine months of 2015

During the first nine months of 2016, Kinross' attributable production increased by 4% compared with the same period in 2015, primarily due to the acquisition.  These increases were largely offset by lower production at Chirano and Fort Knox due to decreases in grades and at Tasiast due to the temporary suspension of operations.

Metal sales increased by 10% in the first nine months of 2016 compared with the same period in 2015 due to an increase in metal prices realized and gold equivalent ounces sold.  The average realized gold price increased to $1,261 per ounce in the first nine months of 2016 from $1,175 per ounce in the first nine months of 2015.  Gold equivalent ounces sold in the first nine months of 2016 increased to 2,035,475 ounces from 1,996,827 ounces in the same period of 2015, primarily due to the increase in production described above.

Production cost of sales increased by 4% compared with the first nine months of 2015, primarily due to the increase in gold equivalent ounces sold as well as an increase in operating waste mined at Fort Knox.

During the first nine months of 2016, depreciation, depletion and amortization decreased by 7% compared with the same period in 2015, primarily due to a decrease in the depreciable asset base at Fort Knox, Kupol and Paracatu. Additionally, depreciation was lower at Chirano related to an increase in mineral reserves at December 31, 2015 and a decrease in gold equivalent ounces sold. The decreases were partially offset by an increase in the depreciable asset base as a result of the acquisition.

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment. The Company also considered the impact of the suspension on the net realizable value of inventory at Maricunga, and as a result, recorded an inventory impairment of $71.3 million related to metals and supplies inventory.

Operating earnings in the first nine months of 2016 were $81.9 million compared with an operating loss of $25.6 million in the same period of 2015. The increase in earnings was primarily due to increased margins (metal sales less production cost of sales).

During the first nine months of 2016, net earnings attributable to common shareholders was $12.5 million, or $0.01 per share, compared with a net loss attributable to common shareholders of $142.6 million, or $0.12 per share, in the first nine months of 2015.  The change was primarily a result of the increase in operating earnings described above. In addition, an income tax recovery of $2.7 million was recorded in the first nine months of 2016, compared with an income tax expense of $54.6 million in the first nine months of 2015. The $2.7 million income tax recovery recognized in the first nine months of 2016 included a $54.7 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $29.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition.  The $54.6 million income tax expense in the first nine months of 2015 included $24.4 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the first nine months of 2016 was 26.5% (first nine months of 2015 – 26.5%).

Adjusted net earnings attributable to common shareholders was $143.9 million, or $0.12 per share, for the first nine months of 2016 compared with adjusted net loss attributable to common shareholders of $22.2 million, or $0.02 per share, for the same period in 2015.  The increase in adjusted net earnings was mainly due to the increase in margins described above.

During the first nine months of 2016, net cash flow provided from operating activities increased to $796.6 million from $649.4 million in the first nine months of 2015, primarily due to the increase in margins described above.

Adjusted operating cash flow in the first nine months of 2016 increased to $715.1 million from $582.8 million in the same period of 2015, primarily due to the increase in margins.

Capital expenditures decreased to $407.3 million compared with $449.3 million in the first nine months of 2015, primarily due to reduced spending at Fort Knox, Paracatu, Maricunga and La Coipa, partially offset by increased spending resulting from the acquisition of Bald Mountain and 50% of Round Mountain as well as at Kupol, Chirano and Tasiast.

During the first nine months of 2016, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis remained comparable with the same period in 2015. Attributable all-in cost per equivalent ounce sold and on a by-product basis decreased compared with the same period in 2015, primarily due to the increase in attributable gold equivalent ounces sold, partially offset by the increase in production cost of sales as described above.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross' 2015 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2015 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the third quarter of 2016, the average price of gold was $1,335 per ounce, with gold trading between $1,308 and $1,366 per ounce based on the London PM Fix gold price.  This compares to an average of $1,124 per ounce during the third quarter of 2015, with a low of $1,081 and a high of $1,168 per ounce.  During the third quarter of 2016, Kinross realized an average price of $1,336 per ounce compared with $1,122 per ounce for the corresponding period in 2015.  For the first nine months of 2016, the price of gold averaged $1,260 per ounce compared with $1,178 per ounce in the same period of 2015.  In the first nine months of 2016, Kinross realized an average price of $1,261 per ounce compared with an average price realized of $1,175 per ounce in the first nine months of 2015.

Major influences on the gold price during the third quarter of 2016 included speculation on the timing of the next interest rate hike by the U.S. Federal Reserve, negative interest rate policies in Japan and Europe and an increase in holdings of gold exchange-traded funds.

Cost Sensitivity

The Company's profitability is subject to industry wide cost fluctuations on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations have continued to experience lower fuel costs in the third quarter of 2016, reflecting global oil and fuel price decreases that have occurred since the second half of 2014.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three and nine months ended September 30, 2016, the U.S. dollar, on average, was stronger relative to the Russian rouble, Ghanaian cedi and Mauritanian ouguiya compared with the same periods in 2015.  The U.S. dollar was weaker relative to the Canadian dollar, Chilean peso and Brazilian real for the three months ended September 30, 2016, but stronger for the nine months ended September 30, 2016.  As at September 30, 2016, the U.S. dollar was weaker compared to the December 31, 2015 spot exchange rates of the Russian rouble, Canadian dollar, Brazilian real, and Chilean peso, and stronger relative to the Ghanaian cedi and Mauritanian ouguiya.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 50 - 51 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Operational Outlook

The Company is tracking towards the lower half of its 2016 production guidance range of approximately 2.7 to 2.9 million gold equivalent ounces, and the upper half of its production cost of sales guidance range of $675 to $735 per gold equivalent ounce and all-in sustaining cost guidance range of $890 to $990 per gold equivalent ounce sold.

Kinross' capital expenditure forecast has been reduced to a range of $650 to $675 million, compared with the previous forecast of $755 million. The decrease is mainly as a result of lower than expected spending at Tasiast's Phase One expansion project, which has now been deferred to 2017, after the temporary suspension of activities earlier in the year.

The Company's other operating cost forecast is now expected to be in excess of $110 million, compared with the previously-stated forecast of $95 million, mainly due to the temporary suspension at Tasiast and the suspension of mining at Maricunga.

Depreciation, depletion and amortization is now forecast to be approximately $325 per gold equivalent ounce sold, compared with the previous forecast of $350 per gold equivalent ounce sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast update

The Tasiast Phase One expansion is progressing well, with engineering 80% complete and the majority of procurement for long lead packages now concluded. Major earthworks have begun and substantial construction has commenced on the crusher and the SAG mill foundations. Major contracts for the construction of the tailings storage facility ("TSF") have been awarded while the TSF haul road is now approximately 65% complete. Full commercial production at the Phase One expansion is expected in the second quarter of 2018.

The Company has also initiated the process for the Phase Two expansion feasibility study, which is expected to be completed in the third quarter of 2017. Phase Two contemplates installing an additional 18,000 tonnes per day ("t/d") of throughput capacity for a total combined capacity of 30,000 t/d for both phases.

Bald Mountain update

On August 25, 2016, the Company announced that it received the Record of Decision from the U.S. Bureau of Land Management ("BLM") to allow for increased exploration activities and expansion of existing mine operations at Bald Mountain. The decision opens up areas within the site's large land package previously unavailable for mining and provides significant flexibility for future growth and expansion.

Since the BLM Record of Decision, Kinross has mobilized seven drill rigs and completed metallurgical and geological drilling at the Vantage Complex in the South area of the property. Approximately 18,000 metres of drilling have been completed at Vantage to support the pre-feasibility study ("PFS") and an expected conversion of a portion of Bald Mountain's current estimated mineral resources to mineral reserves, with plans to drill a total of approximately 30,000 metres by year end. The Vantage Complex PFS, which is contemplating plans for a carbon adsorption plant, additional heap leach capacity and infrastructure, has commenced and is expected to be completed in the second quarter of 2017.

The Record of Decision has also allowed for the start of mining activities at the Redbird pit in the North area of the property and granted access to the Poker and Winrock pits, which are expected to be included in the mine plan in 2017 and will provide greater operational flexibility.

Russia projects update

Kinross' Russian development projects continue to advance as planned. At the Moroshka project, located approximately four kilometers from Kupol, portal construction has commenced, with decline development and the installation of limited surface infrastructure expected to begin by year end. Mining is on schedule to commence in the first half of 2018. At September Northeast, located approximately 15 kilometres from Dvoinoye, preparations for the mining of the small open pit are progressing well, site infrastructure is now 90% complete, and mining is on schedule to commence in the first quarter of 2017. These two additional sources of ore are expected to add high-margin ounces into the mine plan, contributing to the one-year mine life extension at Kupol-Dvoinoye to 2021.

Round Mountain update

At the Round Mountain Phase W project, geotechnical and metallurgical drilling has commenced, along with infill drilling which is expected to continue into the first quarter of 2017. The Company is on track to convert a portion of the project's inferred mineral resource estimate to an indicated mineral resource by year end. Post-scoping study mine plan optimization is underway to identify strategies to potentially increase the value and economics of the project, while permitting work continues to advance. A feasibility study on Phase W is expected to be completed in the third quarter of 2017.

La Coipa project update

At La Coipa Phase 7, the Company received approval on the project Declaration of Impact to Environment ("DIA") permit and is now proceeding with sectoral permits, which are expected in late 2017. Exploration drilling is continuing, with positive results at several targets, including Catalina, located less than one kilometre southeast of the Phase 7 deposit.

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain
On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain"), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine (the "acquisition") for $610 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22 million to $588 million.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company's open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

Equity Offering

On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million.  On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share.  The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million.

Board of Directors update

The Board of Directors of Kinross appointed Mr. Ian Atkinson as a Director effective February 10, 2016.  Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and Chief Executive Officer, and a Director, of Centerra Gold Inc.  Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who had been a Kinross Board member since 2005, decided to retire and not stand for re-election at the Company's Annual General Meeting of Shareholders held in May 2016.

Executive update

On August 17, 2016, the Company announced the appointments of Lauren Roberts, Senior Vice-President, Corporate Development, as Chief Operating Officer and Paul Tomory, Senior Vice-President Operations Strategy and Project Development, as Chief Technical Officer, a new role within the senior leadership team, both effective January 1, 2017. Mr. Roberts will replace Warwick Morley-Jepson, whose departure was also announced on August 17, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces and per ounce amounts)	2016	2015	Change	% Change (c)	2016	2015	Change	% Change (c)
Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	690,311	687,077	3,234	0%	2,057,844	1,990,734	67,110	3%
Sold (b)	680,327	721,927	(41,600)	(6%)	2,035,475	1,996,827	38,648	2%

Attributable gold equivalent ounces (a)
Produced (b)	684,129	680,679	3,450	1%	2,042,859	1,970,937	71,922	4%
Sold (b)	674,070	715,648	(41,578)	(6%)	2,020,219	1,976,459	43,760	2%

Gold ounces - sold	657,501	701,975	(44,474)	(6%)	1,974,242	1,942,770	31,472	2%
Silver ounces - sold (000's)	1,554	1,504	50	3%	4,513	3,988	525	13%
Average realized gold price per ounce	$1,336	$1,122	$214	19%	$1,261	$1,175	$86	7%

Financial Data
Metal sales	$910.2	$809.4	$100.8	12%	$2,569.2	$2,346.0	$223.2	10%
Production cost of sales	$490.0	$482.3	$7.7	2%	$1,454.4	$1,395.4	$59.0	4%
Depreciation, depletion and amortization	$213.8	$239.8	$(26.0)	(11%)	$617.2	$662.7	$(45.5)	(7%)
Impairment charges	$139.6	$-	$139.6	100%	$139.6	$24.5	$115.1	nm
Operating earnings (loss)	$(30.1)	$(0.3)	$(29.8)	nm	$81.9	$(25.6)	$107.5	nm
Net earnings (loss) attributable to common shareholders	$2.5	$(52.7)	$55.2	nm	$12.5	$(142.6)	$155.1	109%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
 The ratio for the third quarter of 2016 was 68.05:1 (third quarter of 2015 - 75.40:1). The ratio for the first nine months of 2016 was 73.61:1 (first nine months of 2015 - 73.66:1).

(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Operating Earnings (Loss) by Segment

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change (c)	2016	2015	Change	% Change (c)

Operating segments
Fort Knox	$37.6	$25.8	$11.8	46%	$77.7	$70.5	$7.2	10%
Round Mountain	20.8	11.0	9.8	89%	75.3	24.6	50.7	nm
Bald Mountain	(4.2)	-	(4.2)	(100)%	(15.8)	-	(15.8)	(100)%
Kettle River-Buckhorn	18.9	4.8	14.1	nm	39.9	13.2	26.7	nm
Paracatu	39.4	11.9	27.5	nm	93.0	26.5	66.5	nm
Maricunga	(147.1)	(4.1)	(143.0)	nm	(142.4)	(37.5)	(104.9)	nm
Kupol (a)	94.8	60.4	34.4	57%	275.1	187.5	87.6	47%
Tasiast	(27.7)	(29.2)	1.5	5%	(101.2)	(77.0)	(24.2)	(31%)
Chirano	(3.0)	(19.3)	16.3	84%	(49.0)	(43.1)	(5.9)	(14%)
Non-operating segment
Corporate and Other (b)	(59.6)	(61.6)	2.0	3%	(170.7)	(190.3)	19.6	10%
Total	$(30.1)	$(0.3)	$(29.8)	nm	$81.9	$(25.6)	$107.5	nm

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte, Cerro Casale and White Gold).

(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	8,959	5,950	3,009	51%	21,886	18,307	3,579	20%
Tonnes processed (000's) (a)	12,777	10,025	2,752	27%	31,899	28,545	3,354	12%
Grade (grams/tonne)(b)	0.68	0.86	(0.18)	(21%)	0.66	0.79	(0.13)	(16%)
Recovery(b)	84.5%	83.3%	1.2%	1%	82.8%	83.1%	(0.3%)	(0%)
Gold equivalent ounces:
Produced	110,396	115,258	(4,862)	(4%)	295,417	313,992	(18,575)	(6%)
Sold	107,444	118,978	(11,534)	(10%)	292,958	314,678	(21,720)	(7%)

Financial Data (in millions)
Metal sales	$143.4	$133.3	$10.1	8%	$370.1	$369.0	$1.1	0%
Production cost of sales	79.8	66.2	13.6	21%	219.4	190.2	29.2	15%
Depreciation, depletion and amortization	20.4	36.8	(16.4)	(45%)	66.2	98.6	(32.4)	(33%)
	43.2	30.3	12.9	43%	84.5	80.2	4.3	5%
Exploration and business development	5.3	4.1	1.2	29%	6.4	8.7	(2.3)	(26%)
Other	0.3	0.4	(0.1)	(25%)	0.4	1.0	(0.6)	(60%)
Segment operating earnings	$37.6	$25.8	$11.8	46%	$77.7	$70.5	$7.2	10%

(a)
Includes 9,507,000 and 21,916,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - 6,697,000 and 18,506,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.26 grams per tonne during the third quarter and first nine months of 2016 (third quarter and first nine months of 2015 - 0.27 and 0.28 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined increased by 51%, compared with the third quarter of 2015, primarily due to planned mine sequencing, which involved mining activities focused on the Phase 7 South and Phase 8 West areas of the Fort Knox pit. During the third quarter of 2016, tonnes of ore processed increased by 27% compared with same period in 2015, largely due to an increase in lower grade ore being stacked on the leach pads.  Mill grades were lower by 21% compared with the third quarter of 2015, largely due to planned mine sequencing. Gold equivalent ounces produced decreased by 4% compared with the same period in 2015, primarily due to the decrease in grade, partially offset by an increase in gold ounces recovered from the heap leach pads.

During the third quarter of 2016, metal sales were 8% higher compared with the third quarter of 2015 due to a 19% increase in metal prices realized, partially offset by lower gold equivalent ounces sold.  Production cost of sales were higher by 21% compared with the third quarter of 2015, primarily due to higher operating waste mined and higher reagent costs, partially offset by the decrease in gold equivalent ounces sold and lower fuel costs.  Depreciation, depletion and amortization decreased by 45% in the third quarter of 2016 compared with the same period in 2015, mainly due to a decrease in the depreciable asset base resulting from the impairment charge recognized at December 31, 2015 and the decrease in gold equivalent ounces sold.

First nine months of 2016 vs. First nine months of 2015

During the first nine months of 2016, tonnes of ore mined increased by 20% compared with the same period in 2015, primarily due to planned mine sequencing, which included mining activities focused on the Phase 7 South and Phase 8 West areas of the Fort Knox pit. Tonnes of ore processed increased by 12% in the first nine months of 2016 compared with the same period in 2015, largely due to an increase in lower grade ore being stacked on the leach pads as a result of milder winter conditions experienced during the first quarter of 2016 and an increase in leach grade ore mined during the third quarter of 2016. Mill grades were 16% lower compared with the first nine months of 2015 as a result of mine sequencing.  Gold equivalent ounces produced decreased by 6% compared with the first nine months of 2015, primarily due to lower grade ore, partially offset by an increase in gold ounces recovered from the heap leach pads.

During the first nine months of 2016, production cost of sales were higher by 15% compared with the same period in 2015, primarily due to an increase in operating waste mined, partially offset by lower fuel costs. Depreciation, depletion and amortization in the first nine months of 2016 decreased by 33% compared with the same period in 2015, mainly due to decreases in gold equivalent ounces sold and depreciable asset base resulting from the impairment charge recognized at December 31, 2015.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Round Mountain (2016: 100% ownership; 2015: 50% ownership and operator and Barrick 50%) – USA

	Three months ended September 30,				Nine months ended September 30,
	2016 (a)	2015	Change	% Change (d)	2016 (a)	2015	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000's)(b)	5,392	6,962	(1,570)	(23%)	16,042	19,742	(3,700)	(19%)
Tonnes processed (000's)(b)	7,853	5,470	2,383	44%	19,515	17,462	2,053	12%
Grade (grams/tonne)(c)	0.98	0.91	0.07	8%	0.98	0.96	0.02	2%
Recovery(c)	81.6%	81.1%	0.5%	1%	81.7%	77.7%	4.0%	5%
Gold equivalent ounces:
Produced	93,215	58,074	35,141	61%	278,954	146,784	132,170	90%
Sold	88,477	54,559	33,918	62%	270,597	142,899	127,698	89%

Financial Data (in millions)
Metal sales	$120.2	$61.6	$58.6	95%	$344.0	$169.3	$174.7	103%
Production cost of sales	73.7	37.5	36.2	97%	205.4	109.9	95.5	87%
Depreciation, depletion and amortization	24.2	12.9	11.3	88%	61.1	33.9	27.2	80%
	22.3	11.2	11.1	99%	77.5	25.5	52.0	nm
Exploration and business development	1.5	0.2	1.3	nm	2.2	0.9	1.3	144%
Segment operating earnings	$20.8	$11.0	$9.8	89%	$75.3	$24.6	$50.7	nm

(a)
On January 11, 2016, Kinross completed its acquisition of the remaining 50% interest in the Round Mountain gold mine from Barrick. Results include 100% of Round Mountain for the third quarter of 2016, and from January 11, 2016 to September 30, 2016, which reflect the recast of the interim financial statements for the first quarter of 2016 as a result of the finalization of the purchase price allocation.

(b)
Tonnes of ore mined/processed represent 100% of operations for all periods. Includes 6,900,000 and 16,751,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - 4,546,000 and 15,644,000 tonnes, respectively).

(c)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.43 and 0.42 grams per tonne during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - 0.47 and 0.42 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(d)	"nm" means not meaningful.

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined decreased by 23% compared with the third quarter of 2015, primarily due to longer haulages from the current phase of mining, where a higher proportion of lower grade leachable ore is being mined.  Tonnes of ore processed increased by 44% compared with the third quarter of 2015, primarily due to an increase in rehandling of stockpiled ore and planned mine sequencing, which resulted in more tonnes being placed on the heap leach pads. The increase in mill grades in the third quarter of 2016 compared with the same period in 2015 was largely due to the metallurgical characteristics of the ore mined, as per the mine plan.  Gold equivalent ounces produced were higher in the third quarter of 2016 compared with the same period in 2015, primarily due to the acquisition of the remaining 50% interest in Round Mountain, partially offset by a decrease in ounces recovered from the heap leach pads.

During the third quarter of 2016, metal sales increased to $120.2 million from $61.6 million in the same period of 2015 due to increases in metal prices realized and gold equivalent ounces sold, mainly as a result of the acquisition of the remaining 50% interest in Round Mountain.  Production cost of sales increased from $37.5 million in the third quarter of 2015 to $73.7 million in the third quarter of 2016, primarily due to the acquisition and higher contractor costs, partially offset by a decrease in the price of fuel and electricity by approximately 24%.  Depreciation, depletion and amortization increased to $24.2 million in the third quarter of 2016 from $12.9 million in the same period of 2015, primarily due to the acquisition, partially offset by an increase in mineral reserves at December 31, 2015.

First nine months of 2016 vs. First nine months of 2015

During the first nine months of 2016, tonnes of ore mined decreased by 19% compared with the same period in 2015, primarily due to longer hauls from the current phase of mining. Tonnes of ore processed in the first nine months of 2016 were higher by 12% compared with the same period in 2015, largely due to higher mill throughput as a result of operational improvements and an increase in rehandling of stockpiled ore, which resulted in more tonnes placed on the heap leach pads. Mill recoveries in the first nine months of 2016 were 5% higher compared with the same period in 2015, largely due to improvements in the operating efficiency of the mill as a result of its recommissioning in March 2015 after the mill fire.  During the first nine months of 2016, gold equivalent ounces produced increased by 90% compared with the same period in 2015, primarily due to the acquisition and the increases in mill throughput and recoveries.

Metal sales increased to $344.0 million in the first nine months of 2016 from $169.3 million in the same period of 2015 due to an increase in gold equivalent ounces sold, mainly as a result of the acquisition, and an increase in metal prices realized. During the first nine months of 2016, production cost of sales increased by 87% compared with the same period in 2015, primarily due to the acquisition, partially offset by lower fuel, electricity and reagent costs.  Depreciation, depletion and amortization increased to $61.1 million in the first nine months of 2016 from $33.9 million in the same period of 2015, primarily due to the acquisition, partially offset by an increase in mineral reserves at December 31, 2015.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Bald Mountain (100% ownership and operator) – USA

	Three Months Ended	Period Ended
	September 30, 2016	September 30, 2016
Operating Statistics (a)
Tonnes ore mined (000's)	3,081	7,029
Tonnes processed (000's)	3,081	7,029
Grade (grams/tonne)	0.66	0.59
Gold equivalent ounces:
Produced	32,675	85,801
Sold	30,174	76,879

Financial Data (in millions)
Metal sales	$39.9	$98.2
Production cost of sales	30.9	87.2
Depreciation, depletion and amortization	10.7	21.3
	(1.7)	(10.3)
Exploration and business development	1.7	3.6
Other	0.8	1.9
Segment operating loss	$(4.2)	$(15.8)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain"), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22 million to $588 million.

During the third quarter of 2016, ore mined and processed at Bald Mountain amounted to 3,081,000 tonnes.  Ore placed on the heap leach pad had an average grade of 0.66 g/t.  Bald Mountain produced 32,675 gold equivalent ounces and sold 30,174 gold equivalent ounces during the third quarter of 2016.  Metal sales of $39.9 million, net of cost of sales, depreciation, depletion and amortization, and exploration and business development expenses, resulted in an operating loss of $4.2 million for the third quarter of 2016.

During the period from January 11, 2016 to September 30, 2016, ore mined and processed at Bald Mountain amounted to 7,029,000 tonnes.  Ore placed on the heap leach pad had an average grade of 0.59 g/t.  Bald Mountain produced 85,801 gold equivalent ounces and sold 76,879 gold equivalent ounces during the period January 11, 2016 to September 30, 2016. Metal sales of $98.2 million, net of cost of sales, depreciation, depletion and amortization, and exploration and business development expenses, resulted in an operating loss of $15.8 million for the period from January 11, 2016 to September 30, 2016.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change (a)	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	123	97	26	27%	310	285	25	9%
Tonnes processed (000's)	111	106	5	5%	319	347	(28)	(8%)
Grade (grams/tonne)	8.14	6.93	1.21	17%	7.60	7.26	0.34	5%
Recovery	94.1%	91.8%	2.3%	3%	93.2%	92.3%	0.9%	1%
Gold equivalent ounces:
Produced	28,241	24,222	4,019	17%	81,584	78,067	3,517	5%
Sold	28,104	24,284	3,820	16%	81,176	77,975	3,201	4%

Financial Data (in millions)
Metal sales	$37.6	$27.2	$10.4	38%	$102.0	$91.8	$10.2	11%
Production cost of sales	17.1	19.3	(2.2)	(11%)	57.5	67.0	(9.5)	(14%)
Depreciation, depletion and amortization	1.0	2.6	(1.6)	(62%)	3.2	10.0	(6.8)	(68%)
	19.5	5.3	14.2	nm	41.3	14.8	26.5	179%
Exploration and business development	0.5	0.5	-	-	1.2	1.5	(0.3)	(20%)
Other	0.1	-	0.1	100%	0.2	0.1	0.1	100%
Segment operating earnings	$18.9	$4.8	$14.1	nm	$39.9	$13.2	$26.7	nm

(a)	"nm" means not meaningful.

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined increased by 27% compared with the third quarter of 2015, primarily due to mining from the fringe of the ore body.  During the third quarter of 2016, gold equivalent ounces produced and sold increased by 17% and 16%, respectively, compared with the same period in 2015, due to higher grades and mill throughput as Kettle River nears the end of its mine life.

During the third quarter of 2016, metal sales increased by 38% compared with the same period in 2015 due to increases in gold equivalent ounces sold and metal prices realized.  Production cost of sales decreased by 11% compared with the third quarter of 2015, primarily due to lower labour and contractor costs.  Depreciation, depletion and amortization decreased by 62% compared with the third quarter of 2015, largely as a result of a decrease in the depreciable asset base as Kettle River-Buckhorn nears the end of its mine life.

First nine months of 2016 vs. First nine months of 2015

During the first nine months of 2016, gold equivalent ounces produced and sold increased by 5% and 4% respectively, compared with the first nine months of 2015, due to increases in recoveries and mill grade.

Metal sales increased by 11% in the first nine months of 2016 compared with the same period in 2015 due to increases in gold equivalent ounces sold and metal prices realized.  During the first nine months of 2016, production cost of sales decreased by 14% compared with the same period in 2015, primarily due to lower labour and contractor costs.  Depreciation, depletion and amortization decreased by 68% in the first nine months of 2016 compared with the same period in 2015, largely as a result of a decrease in the depreciable asset base as Kettle River-Buckhorn nears the end of its mine life.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Paracatu (100% ownership and operator) – Brazil

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change (a)	2016	2015	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	12,597	13,969	(1,372)	(10%)	36,531	37,020	(489)	(1%)
Tonnes processed (000's)	11,084	12,322	(1,238)	(10%)	34,854	35,539	(685)	(2%)
Grade (grams/tonne)	0.48	0.43	0.05	12%	0.45	0.43	0.02	5%
Recovery	73.2%	76.1%	(2.9%)	(4%)	72.2%	75.1%	(2.9%)	(4%)
Gold equivalent ounces:
Produced	111,889	129,064	(17,175)	(13%)	358,039	364,115	(6,076)	(2%)
Sold	111,796	134,838	(23,042)	(17%)	355,251	366,936	(11,685)	(3%)

Financial Data (in millions)
Metal sales	$149.2	$151.4	$(2.2)	(1%)	$447.3	$430.0	$17.3	4%
Production cost of sales	77.5	100.7	(23.2)	(23%)	244.9	285.1	(40.2)	(14%)
Depreciation, depletion and amortization	31.0	38.4	(7.4)	(19%)	101.8	112.6	(10.8)	(10%)
	40.7	12.3	28.4	nm	100.6	32.3	68.3	nm
Other	1.3	0.4	0.9	nm	7.6	5.8	1.8	31%
Segment operating earnings	$39.4	$11.9	$27.5	nm	$93.0	$26.5	$66.5	nm

(a)	"nm" means not meaningful.

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined decreased by 10% compared with the third quarter of 2015, primarily due to planned mine sequencing.  During the third quarter of 2016, tonnes of ore processed decreased by 10%, primarily due to a lack of rainfall in the region which caused a temporary 16-day production curtailment, and localized metallurgical characteristics affecting throughput and recoveries. During the third quarter of 2016, gold equivalent ounces produced decreased by 13% compared with the same period in 2015, primarily due to lower mill throughput, partially offset by gold recovered from the processing of the Santo Antonio tailings.

Metal sales were slightly lower compared with the third quarter of 2015 due to a 17% decrease in gold equivalent ounces sold, offset by a 19% increase in metal prices realized.  Production cost of sales were lower by 23% compared with the third quarter of 2015, primarily due to foreign exchange gains derived from the Company's hedging strategy, and decreases in the costs of milling supplies and gold equivalent ounces sold, partially offset by increases in labour and contractor costs related to the Santo Antonio tailings reprocessing project.  Depreciation, depletion and amortization were 19% lower compared with the third quarter of 2015, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

First nine months of 2016 vs. First nine months of 2015

During the first nine months of 2016, tonnes of ore mined and processed decreased slightly compared with the same period in 2015, primarily due to planned mine sequencing.  The change in grades and recoveries in the first nine months of 2016 compared with the same period in 2015 was largely due to the metallurgical characteristics of the ore mined.   Gold equivalent ounces produced decreased by 2% compared with the first nine months of 2015, primarily due to the lower mill throughput and recoveries, partially offset by higher grades and gold recovered from the processing of Santo Antonio tailings.

Metal sales increased by 4% compared with the first nine months of 2015 due to an increase in metal prices realized, partially offset by a decrease in gold equivalent ounces sold.  Production cost of sales were lower by 14% in the first nine months of 2016 compared with the same period in 2015, primarily due to favourable foreign exchange movements and lower costs of milling supplies, partially offset by an increase in contractor costs related to the Santo Antonio tailings reprocessing project. Depreciation, depletion and amortization were 10% lower compared with the first nine months of 2015, primarily due to decreases in depreciable asset base and gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Maricunga (100% ownership and operator) – Chile

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change (b)	2016	2015	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	766	3,476	(2,710)	(78%)	6,059	8,391	(2,332)	(28%)
Tonnes processed (000's)	779	3,822	(3,043)	(80%)	6,508	8,691	(2,183)	(25%)
Grade (grams/tonne)	0.68	0.74	(0.06)	(8%)	0.67	0.74	(0.07)	(9%)
Gold equivalent ounces:
Produced	39,253	52,672	(13,419)	(25%)	142,633	157,207	(14,574)	(9%)
Sold	39,458	52,282	(12,824)	(25%)	142,310	157,615	(15,305)	(10%)

Financial Data (in millions)
Metal sales	$53.0	$58.4	$(5.4)	(9%)	$179.0	$186.7	$(7.7)	(4%)
Production cost of sales	37.5	52.5	(15.0)	(29%)	127.4	163.5	(36.1)	(22%)
Depreciation, depletion and amortization	10.8	7.3	3.5	48%	33.2	19.1	14.1	74%
Impairment charges	139.6	-	139.6	100%	139.6	24.5	115.1	nm
	(134.9)	(1.4)	(133.5)	nm	(121.2)	(20.4)	(100.8)	nm
Other	12.2	2.7	9.5	nm	21.2	17.1	4.1	24%
Segment operating loss	$(147.1)	$(4.1)	$(143.0)	nm	$(142.4)	$(37.5)	$(104.9)	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined and processed decreased by 78% and 80%, respectively, compared with the third quarter of 2015 due to the suspension of mining and crushing operations as a result of the imposition of a water curtailment order by Chile's environmental enforcement authority (the "SMA").  Gold equivalent ounces produced and sold were 25% lower compared with the third quarter of 2015, primarily due to the decrease in the tonnes of ore placed on the heap leach pads.

During the third quarter of 2016, metal sales decreased by 9% compared with the same period in 2015 due to the decrease in gold equivalent ounces sold, partially offset by a 20% increase in metal prices realized.  Production cost of sales in the third quarter of 2016 were lower by 29% compared with the same period in 2015, largely due to the decrease in gold ounces sold due to the suspension of mining.  Depreciation, depletion and amortization increased by 48% compared with the third quarter of 2015, primarily due to a decrease in mineral reserves at December 31, 2015, partially offset by the decrease in the gold equivalent ounces sold.

During the third quarter of 2016, the Company recorded impairment charges of $139.6 million, comprised of $68.3 million related to property, plant and equipment and $71.3 million related to inventory. The non-cash impairment charges were pursuant to the suspension of mining. No such impairment charges were recognized in the third quarter of 2015.

Other costs of $12.2 million in the third quarter of 2016 included $11.0 million of costs related to the suspension of mining.

First nine months of 2016 vs. First nine months of 2015

Tonnes of ore mined and processed decreased by 28% and 25%, respectively, compared with the first nine months of 2015, primarily due to the suspension of mining as a result of the SMA sanctions compared with the same period in 2015 when mining and crushing operations were suspended due to the stockpile tower replacement and the extreme weather event in March 2015.  During the first nine months of 2016, grades decreased by 9% compared with the same period in 2015 as a result of planned mine sequencing.  Gold equivalent ounces produced and sold decreased by 9% and 10% respectively, compared with the first nine months of 2015, primarily due to a decrease in ounces recovered from the heap leach pads.

Metal sales were 4% lower compared with the first nine months of 2015 due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  Production cost of sales in the first nine months of 2016 decreased by 22% compared with the same period in 2015, primarily due to the decrease in gold equivalent ounces sold and lower contractor, energy, reagent and maintenance costs due to the suspension of mining activities.  Depreciation, depletion and amortization increased by 74% in the first nine months of 2016, primarily due to a decrease in mineral reserves at December 31, 2015.

At September 30, 2016, the Company recorded impairment charges of $139.6 million, comprised of $68.3 million related to property, plant and equipment and $71.3 million related to inventory. The non-cash impairment charges were pursuant to the suspension of mining. At June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the extreme weather event.

During the first nine months of 2016, other costs of $21.2 million included $20.1 million of costs related to the suspension of mining activities.  Other costs of $17.1 million incurred in the first nine months of 2015 were primarily related to the March 2015 extreme weather event.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Kupol (100% ownership and operator) – Russian Federation (a)

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	492	468	24	5%	1,499	1,448	51	4%
Tonnes processed (000's)	440	410	30	7%	1,284	1,251	33	3%
Grade (grams/tonne):
Gold	11.79	13.65	(1.86)	(14%)	12.80	13.43	(0.63)	(5%)
Silver	104.36	100.55	3.81	4%	104.82	100.81	4.01	4%
Recovery:
Gold	95.4%	95.6%	(0.2%)	(0%)	95.4%	95.3%	0.1%	0%
Silver	90.0%	88.0%	2.0%	2%	88.2%	86.7%	1.5%	2%
Gold equivalent ounces: (c)
Produced	178,032	190,366	(12,334)	(6%)	554,120	567,255	(13,135)	(2%)
Sold	181,508	217,031	(35,523)	(16%)	556,089	569,148	(13,059)	(2%)
Silver ounces:
Produced (000's)	1,297	1,231	66	5%	3,761	3,494	267	8%
Sold (000's)	1,303	1,355	(52)	(4%)	3,755	3,503	252	7%

Financial Data (in millions)
Metal sales	$242.3	$243.1	$(0.8)	(0%)	$700.9	$667.3	$33.6	5%
Production cost of sales	82.4	101.7	(19.3)	(19%)	243.5	271.5	(28.0)	(10%)
Depreciation, depletion and amortization	60.9	77.3	(16.4)	(21%)	173.7	197.5	(23.8)	(12%)
	99.0	64.1	34.9	54%	283.7	198.3	85.4	43%
Exploration and business development	4.3	3.8	0.5	13%	9.1	11.0	(1.9)	(17%)
Other	(0.1)	(0.1)	-	-	(0.5)	(0.2)	(0.3)	(150%)
Segment operating earnings	$94.8	$60.4	$34.4	57%	$275.1	$187.5	$87.6	47%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 177,000 and 508,000 tonnes of ore mined from Dvoinoye during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - 168,000 and 458,000, respectively).

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2016 was 68.06:1 (third quarter of 2015 - 75.40:1). The ratio for the first nine months of 2016 was73.61:1 (first nine months of 2015 - 73.66:1).

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined and processed increased by 5% and 7% respectively, compared with the third quarter of 2015, primarily due to increased mining activities at Kupol and more favourable weather conditions. Gold grades were 14% lower in the third quarter of 2016 compared with the same period in 2015 due to lower grades processed from the Upper Central stopes at Dvoinoye, consistent with the mine plan. During the third quarter of 2016, gold equivalent ounces produced were 6% lower compared with the same period in 2015, largely due to the decline in gold grades.  During the third quarter of 2016, gold equivalent ounces sold exceeded production as ounces produced at the end of the second quarter were sold in the third quarter of 2016.

During the third quarter of 2016, metal sales remained comparable with the same period in 2015 due to a decrease in gold equivalent ounces sold, offset by an increase in metal prices realized.  Production cost of sales decreased by 19% compared with the third quarter of 2015, primarily due to the decrease in gold equivalent ounces sold, lower labour and fuel costs as a result of favourable foreign exchange movements and a decrease in maintenance costs.  Depreciation, depletion and amortization decreased by 21% in the third quarter of 2016 compared with the same period in 2015 due to the decrease in gold equivalent ounces sold and a decrease in the depreciable asset base.

First nine months of 2016 vs. First nine months of 2015

Tonnes of ore mined and processed increased by 4% and 3% respectively, compared with the first nine months of 2015, primarily due to increased mining activities at Dvoinoye and more favourable weather conditions.  Gold grades were 5% lower during the first nine months of 2016 compared with the same period in 2015, largely due to lower grades processed from the Upper Central stopes at Dvoinoye, consistent with the mine plan. Gold equivalent ounces produced decreased by 2% compared with the first nine months of 2015 due to lower gold grades, partially offset by slightly higher mill throughput.

Metal sales increased by 5% compared with the first nine months of 2015 due to an increase in metal prices realized, partially offset by a reduction in gold equivalent ounces sold.  During the first nine months of 2016, production cost of sales decreased by 10%, primarily due to the decrease in gold equivalent ounces sold, lower labour and fuel costs as a result of favourable foreign exchange movements and reduced maintenance costs.  Depreciation, depletion and amortization decreased by 12% compared with the first nine months of 2015 due to the decrease in gold equivalent ounces sold and a decrease in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Tasiast (100% ownership and operator) – Mauritania

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	2,462	1,259	1,203	96%	6,290	3,877	2,413	62%
Tonnes processed (000's) (a)	2,042	982	1,060	108%	6,037	2,804	3,233	115%
Grade (grams/tonne) (b)	1.78	2.21	(0.43)	(19%)	1.55	2.14	(0.59)	(28%)
Recovery (b)	90.5%	92.4%	(1.9%)	(2%)	92.5%	91.1%	1.4%	2%
Gold equivalent ounces:
Produced	34,793	53,440	(18,647)	(35%)	111,448	165,339	(53,891)	(33%)
Sold	30,793	57,163	(26,370)	(46%)	107,651	163,894	(56,243)	(34%)

Financial Data (in millions)
Metal sales	$41.0	$64.1	$(23.1)	(36%)	$134.7	$192.2	$(57.5)	(30%)
Production cost of sales	38.1	60.4	(22.3)	(37%)	120.6	170.7	(50.1)	(29%)
Depreciation, depletion and amortization	22.0	19.5	2.5	13%	67.0	54.4	12.6	23%
	(19.1)	(15.8)	(3.3)	(21%)	(52.9)	(32.9)	(20.0)	(61%)
Exploration and business development	1.4	3.5	(2.1)	(60%)	4.8	11.6	(6.8)	(59%)
Other	7.2	9.9	(2.7)	(27%)	43.5	32.5	11.0	34%
Segment operating loss	$(27.7)	$(29.2)	$1.5	5%	$(101.2)	$(77.0)	$(24.2)	(31%)

(a)
Includes 1,585,000 and 4,314,000 tonnes placed on the dump leach pads during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - 364,000 and 951,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pads had an average grade of 0.45 and 0.44 grams per tonne during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - 0.48 and 0.56 grams per tonne, respectively). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Third quarter 2016 vs. Third quarter 2015

During the third quarter of 2016, tonnes of ore mined increased by 96% compared with the same period in 2015, largely due to planned mine sequencing and an increase in the mining rate to support the higher mill throughput rate of over 8,000 t/d achieved from continuous improvement initiatives completed in the fourth quarter of 2015.  In addition to the increase in mill throughput rate, tonnes of ore processed were higher compared with the third quarter of 2015, largely due to an increase in tonnes placed on the dump leach pads as a result of planned mine sequencing that involved mining a higher proportion of lower grade leachable ore from the West Branch deposit.  The increases in tonnes of ore mined and processed were partially offset by the negative impact of the 6 week temporary suspension of mining and processing activities.  During the third quarter of 2016, grades relating to the ore placed on dump leach pads and processed through the mill decreased by 6% and 19%, respectively, compared with the same period in 2015, mainly due to planned mine sequencing.  Gold equivalent ounces produced decreased by 35% compared with the third quarter of 2015, largely due to the temporary suspension of operations.

Metal sales decreased by 36% in the third quarter of 2016 compared with the same period in 2015 due to a decrease in gold equivalent ounces sold, partially offset by a 19% increase in metal prices realized.  Production cost of sales were lower by 37% compared with the third quarter of 2015, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 13% compared with the third quarter of 2015, largely due to a decrease in mineral reserves at December 31, 2015.  During the third quarter of 2016, other operating costs of $7.2 million included $6.7 million of costs associated with the temporary suspension of operations.

First nine months of 2016 vs. First nine months of 2015

Tonnes of ore mined increased by 62% in the first nine months of 2016 compared with the same period in 2015, primarily due to planned mine sequencing and an increase in the mining rate to support the higher mill throughput rate of over 8,000 t/d achieved from continuous improvement initiatives completed in the fourth quarter of 2015.  In addition to the increase in mill throughput rate, tonnes of ore processed were higher compared with the first nine months of 2015, largely due to an increase in tonnes placed on the dump leach pads as a result of planned mine sequencing that involved mining a higher proportion of lower grade leachable ore from the West Branch deposit.  The increases in tonnes of ore mined and processed were partially offset by the negative impact of the temporary suspension of mining operations as described above.  Grades relating to the ore placed on dump leach pads and processed through the mill decreased by 21% and 28%, respectively, compared with the first nine months of 2015, mainly due to planned mine sequencing.  During the first nine months of 2016, gold equivalent ounces produced decreased by 33% compared with the same period in 2015, primarily due to a decrease in ounces recovered from the dump leach pads and the temporary suspension of operations as described above.

Metal sales decreased by 30% compared with the first nine months of 2015 due to a decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  During the first nine months of 2016, production cost of sales were lower by 29% compared with the same period in 2015, primarily due to the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 23% in the first nine months of 2016 compared with the same period in 2015, largely due to a decrease in mineral reserves at December 31, 2015.  During the first nine months of 2016, other operating costs of $43.5 million included $20.3 million of costs associated with the temporary suspension of operations.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Chirano (90% ownership and operator) – Ghana(a)

	Three months ended September 30,				Nine months ended September 30,
	2016	2015	Change	% Change (b)	2016	2015	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	858	873	(15)	(2%)	1,858	2,487	(629)	(25%)
Tonnes processed (000's)	918	917	1	0%	2,647	2,639	8	0%
Grade (grams/tonne)	2.35	2.36	(0.01)	(0%)	1.96	2.56	(0.60)	(23%)
Recovery	91.6%	90.5%	1.1%	1%	91.1%	90.5%	0.6%	1%
Gold equivalent ounces:
Produced	61,817	63,981	(2,164)	(3%)	149,848	197,975	(48,127)	(24%)
Sold	62,573	62,792	(219)	(0%)	152,564	203,682	(51,118)	(25%)

Financial Data (in millions)
Metal sales	$83.6	$70.3	$13.3	19%	$193.0	$239.7	$(46.7)	(19%)
Production cost of sales	53.0	44.0	9.0	20%	148.5	137.5	11.0	8%
Depreciation, depletion and amortization	30.0	42.7	(12.7)	(30%)	81.5	130.9	(49.4)	(38%)
	0.6	(16.4)	17.0	104%	(37.0)	(28.7)	(8.3)	(29%)
Exploration and business development	2.0	2.7	(0.7)	(26%)	6.4	11.2	(4.8)	(43%)
Other	1.6	0.2	1.4	nm	5.6	3.2	2.4	75%
Segment operating loss	$(3.0)	$(19.3)	$16.3	84%	$(49.0)	$(43.1)	$(5.9)	(14%)

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Third quarter 2016 vs. Third quarter 2015

Tonnes of ore mined decreased by 2% compared with the third quarter of 2015 due to suspension of mining activities at the Akwaaba underground deposit and Mamnao open pit, partially offset by an increase in tonnes mined from the Paboase underground deposit and Tano open pit.  Gold equivalent ounces produced were 3% lower compared with the third quarter of 2015, primarily due to timing of ounces processed through the mill in the third quarter of 2016.

Metal sales were higher by 19% in the third quarter of 2016 compared with the same period in 2015 due to a 19% increase in metal prices realized.  Production cost of sales increased by 20% compared with the same period in 2015, primarily due to higher power and fuel costs, increased underground mobile equipment maintenance and consultancy costs.  During the third quarter of 2016, depreciation, depletion and amortization decreased by 30% compared with the same period in 2015, largely due to an increase in mineral reserves at December 31, 2015.

First nine months of 2016 vs. First nine months of 2015

Tonnes of ore mined in the first nine months of 2016 decreased by 25% compared with the same period in 2015, primarily due to the suspension of activities in the Mamnao open pit and fewer tonnes mined from the Akwaaba underground deposit, as a result of the suspension of mining activities as described above.  These decreases were partially offset by an increase in tonnes mined from the Paboase underground deposit and Tano open pit.  During the first nine months of 2016, grades were 23% lower, mainly due to lower grade ore mined at Paboase compared with higher grade ore mined during the same period in 2015 at Akwaaba.  Gold equivalent ounces produced were 24% lower compared with the first nine months of 2015, primarily due to the lower grades.  Gold equivalent ounces sold in the first nine months of 2016 exceeded production due to the timing of shipments.

During the first nine months of 2016, metal sales were lower by 19% compared with the same period in 2015 due to a decrease in gold equivalent ounces sold, offset by a 7% increase in metal prices realized.  Production cost of sales increased by 8% compared with the first nine months of 2015, primarily due to higher fuel and power costs, higher maintenance costs and consultancy costs. The increases were partially offset by the decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization decreased by 38% compared with the first nine months of 2015, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at December 31, 2015.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Impairment charges

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change	2016	2015	Change	% Change (a)
Property, plant and equipment	$68.3	$-	$68.3	100%	$68.3	$-	$68.3	100%
Inventory	71.3	-	71.3	100%	71.3	24.5	46.8	191%
Impairment charges	$139.6	$-	$139.6	100%	$139.6	$24.5	$115.1	nm
(a)  "nm" means not meaningful.

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU. The recoverable amount was determined by considering observable market values for comparable assets. As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment.

The Company also considered the impact of the suspension on the net realizable value of inventory at Maricunga, and as a result, recorded an inventory impairment of $71.3 million related to metals and supplies inventory.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Exploration and business development
	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change	2016	2015	Change	% Change
Exploration and business development	$29.8	$29.9	$(0.1)	(0%)	$68.3	$82.4	$(14.1)	(17%)

Exploration and business development expenses were $29.8 million compared with $29.9 million in the third quarter of 2015.  Of the total exploration and business development expense, expenditures on exploration totaled $23.1 million compared with $22.2 million in the third quarter of 2015.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.3 million in the third quarter of 2016, compared with $nil in the third quarter of 2015.

Kinross was active on 15 mine sites, near-mine and greenfield initiatives during the third quarter of 2016, with a total of 87,471 metres drilled.  During the third quarter of 2015, Kinross was active on more than 16 mine sites, near-mine and greenfield initiatives, with a total of 78,538 metres drilled.

Exploration and business development expenses were $68.3 million compared with $82.4 million for the first nine months of 2015.  Of the total exploration and business development expense, expenditures on exploration totaled $47.6 million in the first nine months of 2016 compared with $61.6 million during the same period in 2015.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.3 million for the first nine months of 2016, compared with $nil for the first nine months of 2015.

Kinross was active on more than 19 mine sites, near-mine and greenfield initiatives during the first nine months of 2016, with a total of 189,937 metres drilled.  Kinross was active on more than 21 mine sites, near-mine and greenfield initiatives during the first nine months of 2015, with a total of 276,957 metres drilled, which primarily included 56,135 metres drilled at Tasiast.

General and administrative
	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change	2016	2015	Change	% Change
General and administrative	$39.9	$44.2	$(4.3)	(10%)	$110.6	$127.8	$(17.2)	(13%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.  General and administrative costs were lower by $17.2 million in the first nine months of 2016 compared with the same period in 2015 as a result of cost reduction activities in the second half of 2015.

Other income (expense) – net

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change	2016	2015	Change	% Change (a)
Gains (losses) on sale of other assets - net	$0.3	$(4.5)	$4.8	107%	$6.8	$(5.9)	$12.7	nm
Impairment of investments	-	(4.9)	4.9	100%	-	(6.4)	6.4	100%
Foreign exchange gains (losses)	0.9	(5.2)	6.1	117%	(8.1)	(12.7)	4.6	36%
Net non-hedge derivative gains (losses)	0.1	(2.2)	2.3	105%	(0.3)	(4.0)	3.7	93%
Other	0.8	19.6	(18.8)	(96)%	16.9	23.6	(6.7)	(28)%
Other income (expense) - net	$2.1	$2.8	$(0.7)	(25%)	$15.3	$(5.4)	$20.7	nm
(a) "nm" means not meaningful.

Other income (expense) decreased slightly from income of $2.8 million in the third quarter of 2015 to income of $2.1 million in the third quarter of 2016.  Other income (expense) changed from an expense of $5.4 million in the first nine months of 2015 to income of $15.3 million in the first nine months of 2016.  The variation in other income (expense) for the first nine months of 2016 was primarily due to the receipt of insurance recoveries of $13.0 million related to Round Mountain in 2016.

Finance expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change	2016	2015	Change	% Change
Finance expense	$31.0	$21.9	$9.1	42%	$96.5	$69.6	$26.9	39%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense increased by $9.1 million compared with the third quarter of 2015, largely due to an increase in interest expense.  During the third quarter of 2016, interest expense was $22.4 million compared with $15.0 million in the same period of 2015, with the increase primarily due to a reduction in interest capitalized.  Interest capitalized in the third quarter of 2016 was $4.2 million compared with $10.6 million in the same period of 2015, with the decrease mainly due to lower qualifying capital expenditures at Fort Knox and Paracatu.

During the first nine months of 2016, finance expense increased by $26.9 million compared with the same period in 2015, primarily due to an increase in interest expense. During the first nine months of 2016, interest expense was $70.9 million compared with $48.8 million in the same period of 2015, with the increase primarily due to a decrease in interest capitalized.  Interest capitalized in the first nine months of 2016 was $10.8 million compared with $30.1 million in the same period of 2015, with the decrease primarily due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

The Company recorded an income tax recovery of 59.4 million in the third quarter of 2016 compared with an income tax expense of $34.7 million in the same period of 2015.  The $59.4 income tax recovery recognized in the third quarter of 2016 included a $16.9 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  The $34.7 million income tax expense in the third quarter of 2015 included $3.9 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the third quarter of 2016 was 26.5% (2015 – 26.5%).

Income tax recovery during the first nine months of 2016 was $2.7 million, compared with an income tax expense of $54.6 million in the same period of 2015.  The $2.7 million income tax recovery recognized in the first nine months of 2016 included a $54.7 million recovery due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble, $29.0 million of expense due to a proposal to reassess taxes which was received in the second quarter of 2016 and a tax benefit of $27.7 million realized by the Company as a result of the acquisition.  The $54.6 million tax expense in the first nine months of 2015 included $24.4 million of expense due to re-measurement of deferred tax assets and liabilities as a result of fluctuation in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, tax expense decreased due to differences in the level of income in the Company's operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the first nine months of 2016 was 26.5% (first nine months of 2015 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change (a)	2016	2015	Change	% Change (a)
Cash flow
Provided from operating activities	$266.2	$232.1	$34.1	15%	$796.6	$649.4	$147.2	23%
Used in investing activities	(187.1)	(157.0)	(30.1)	(19%)	(1,041.2)	(468.9)	(572.3)	(122%)
Used in financing activities	(288.7)	(76.0)	(212.7)	nm	(45.2)	(130.5)	85.3	65%
Effect of exchange rate changes on cash and cash equivalents	(2.2)	(5.7)	3.5	61%	2.3	(8.7)	11.0	126%
Increase (decrease) in cash and cash equivalents	(211.8)	(6.6)	(205.2)	nm	(287.5)	41.3	(328.8)	nm
Cash and cash equivalents, beginning of period	968.2	1,031.4	(63.2)	(6%)	1,043.9	983.5	60.4	6%
Cash and cash equivalents, end of period	$756.4	$1,024.8	$(268.4)	(26%)	$756.4	$1,024.8	$(268.4)	(26%)
(a) "nm" means not meaningful.

During the third quarter of 2016, cash and cash equivalent balances decreased by $211.8 million compared with a decrease of $6.6 million in the third quarter of 2015.   Cash and cash equivalent balances decreased by $287.5 million in the first nine months of 2016 compared with an increase of $41.3 million in the first nine months of 2015. Detailed discussions regarding cash flow movements are included below.

Operating Activities

Third quarter 2016 vs. Third quarter 2015

Net cash flow provided from operating activities increased by $34.1 million in the third quarter of 2016 compared with the same period in 2015.  The increase in cash flows was largely due to higher margins compared with the same period in 2015.

First nine months of 2016 vs. First nine months of 2015

During the first nine months of 2016, net cash flow provided from operating activities increased by $147.2 million compared with the same period in 2015, with the increase largely due to higher margins.

Investing Activities

Third quarter 2016 vs. Third quarter 2015

During the third quarter of 2016, net cash flow used in investing activities was $187.1 million compared with $157.0 million in the same period of 2015.  The primary use of cash in the third quarter of 2016 was for capital expenditures of $153.8 million and additions to long-term investments and other assets of $35.4 million. During the third quarter of 2015, cash was largely used for capital expenditures of $171.3 million.

First nine months of 2016 vs. First nine months of 2015

Net cash flow used in investing activities was $1,041.2 million compared with $468.9 million in the first nine months of 2015.  During the first nine months of 2016, the primary use of cash was for the acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine for $588.0 million.  Cash used for capital expenditures in the first nine months of 2016 and 2015 were $407.3 million and $449.3 million, respectively.

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2016	2015	Change	% Change	2016	2015	Change	% Change
Operating segments
Fort Knox	$13.8	$37.4	$(23.6)	(63%)	$47.0	$105.5	$(58.5)	(55%)
Round Mountain	14.8	12.3	2.5	20%	43.4	34.3	9.1	27%
Bald Mountain	16.6	-	16.6	100%	22.8	-	22.8	100%
Kettle River - Buckhorn	-	-	-	-	-	0.6	(0.6)	(100%)
Paracatu	34.0	36.9	(2.9)	(8%)	60.6	82.6	(22.0)	(27%)
Maricunga	0.9	5.2	(4.3)	(83%)	3.0	19.8	(16.8)	(85%)
Kupol (a)	24.8	21.4	3.4	16%	67.7	46.9	20.8	44%
Tasiast	36.3	44.1	(7.8)	(18%)	122.2	111.6	10.6	9%
Chirano	9.5	6.7	2.8	42%	32.3	18.9	13.4	71%
Non-operating segment
Corporate and Other (b)	3.1	7.3	(4.2)	(58%)	8.3	29.1	(20.8)	(71%)
Total	$153.8	$171.3	$(17.5)	(10%)	$407.3	$449.3	$(42.0)	(9%)

(a) Includes $3.8 million and $10.6 million of capital expenditures at Dvoinoye during the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 - $5.9 million and $11.7 million, respectively).

(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa and Lobo-Marte).

Capital expenditures decreased by $17.5 million compared with the third quarter of 2015, primarily due to lower spending at Fort Knox as a result of substantial progress on the Phase 8 project, partially offset by increased spending at Bald Mountain mainly related to purchases of drill rigs.

During the first nine months of 2016, capital expenditures decreased by $42.0 million compared with the same period in 2015, primarily due to lower spending at Fort Knox as a result of haulage trucks purchased in 2015 and at Paracatu upon completion of the Santo Antonio Tailings reprocessing project.  These decreases were partially offset by increased spending resulting from the acquisition of Bald Mountain and 50% of Round Mountain as well as at Kupol, Chirano and Tasiast.

Financing Activities

Third quarter 2016 vs. Third quarter 2015

During the third quarter of 2016, net cash flow used in financing activities increased by $212.7 million, compared with the third quarter of 2015. This was primarily due to the repayment of the principal amount of $250.0 million of the senior notes maturing in September 2016.  During the third quarter of 2015, the company repaid the outstanding balance of $50.0 million on the Kupol loan.

First nine months of 2016 vs. First nine months of 2015

Net cash flow used in financing activities was $45.2 million in the first nine months of 2016 compared with $130.5 million in the first nine months of 2015.  During the first nine months of 2016, the Company received net proceeds of $275.7 million on the completion of the public equity offering of 95.9 million common shares, including 12.5 million common shares issued to underwriters on the exercise of their over-allotment option.  On March 4, 2016, Kinross used $175.0 million of the net proceeds to repay its drawing on the revolving credit facility on January 4, 2016.  On September 1, 2016, the Company repaid the principal amount of $250.0 million of the senior notes maturing in September 2016. During the first nine months of 2015, the Company made a net repayment of debt of $80.0 million, which was related to the Kupol loan.  Interest paid during the first nine months of 2016 was $90.5 million, of which $70.4 million was included in financing activities.  Total interest paid during the first nine months of 2015 was $89.2 million, of which $47.6 million was included in financing activities.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Balance Sheet

	As at,
	September	December 31,
(in millions)	2016	2015
Cash and cash equivalents	$756.4	$1,043.9
Current assets	$2,062.6	$2,292.1
Total assets	$8,012.3	$7,735.4
Current liabilities, including current portion of long-term debt	$535.5	$701.8
Total long-term financial liabilities(a)	$2,589.1	$2,452.7
Total debt, including current portion	$1,732.5	$1,981.4
Total liabilities	$3,682.7	$3,802.2
Common shareholders' equity	$4,289.4	$3,889.3
Non-controlling interest	$40.2	$43.9
Statistics
Working capital (b)	$1,527.1	$1,590.3
Working capital ratio (c)	3.85:1	3.27:1
(a) Includes long-term debt and provisions.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At September 30, 2016, Kinross had cash and cash equivalents of $756.4 million, a decrease of $287.5 million from the balance as at December 31, 2015, primarily due to net cash outflows of $588.0 million used in the acquisition, capital expenditures of $407.3 million, and repayment of debt of $250.0 million, partially offset by net operating cash flows of $796.6 million and net proceeds of $275.7 million received from the equity issuance.  Current assets decreased to $2,062.6 million as at September 30, 2016, mainly due to the decrease in cash and cash equivalents, partially offset by an increase in accounts receivable and other assets as a result of the prepayment of fuel for Kupol.  Total assets increased by $276.9 million to $8,012.3 million, largely due to the acquisition.  Current liabilities decreased to $535.5 million as at September 30, 2016, primarily due to the repayment of the current portion of the senior notes of $250.0 million, partially offset by an increase in accounts payable and accrued liabilities and income tax payable.  Total long-term financial liabilities were higher by $136.4 million, primarily due to an increase in provisions as a result of the acquisition.

As of November 1, 2016, there were 1,245.0 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 12.6 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Financings and Credit Facilities

Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

The Company repaid its $250.0 million 3.625% notes in full on the maturity date in September 2016.

Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates.  The revolving credit facility's term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

On July 26, 2016, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

As at September 30, 2016, the Company had utilized $107.7 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at September 30, 2016, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at September 30, 2016.

Other

Effective June 30, 2016, the maturity date for the $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2017.  Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at September 30, 2016, $215.1 million (December 31, 2015 - $212.7 million) was utilized under this facility.

In addition, at September 30, 2016, the Company had $51.8 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at September 30, 2016, $216.7 million of surety bonds were issued with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company's operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2016 and December 31, 2015, $nil was outstanding under such borrowings.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
The following table outlines the credit facility utilization and availability:

	As at,
	September	December 31,
(in millions)	2016	2015
Utilization of revolving credit facility	$(107.7)	$(31.3)
Utilization of EDC facility	(215.1)	(212.7)
Borrowings	$(322.8)	$(244.0)

Available under revolving credit facility	$1,392.3	$1,468.7
Available under EDC credit facility	34.9	37.3
Available credit	$1,427.2	$1,506.0

Total debt of $1,732.5 million at September 30, 2016 consists of $1,235.2 million for the senior notes and $497.3 million for the corporate term loan facility.  The current portion of this debt at September 30, 2016 is $nil.

Liquidity Outlook

In 2016, the Company repaid its $250.0 million 3.625% senior notes.

We believe that the Company's existing cash and cash equivalents balance of $756.4 million, available credit of $1,427.2 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), reclamation and remediation obligations currently estimated for 2016. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at September 30, 2016:

	2016	2017	2018	2019
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	$16.9	$-	$-	$-
Average price (Brazilian reais)	3.88	-	-	-
Brazilian real zero cost collars
(in millions of U.S. dollars)	$-	$52.8	$-	$-
Average put (Brazilian reais)	-	3.80	-	-
Average call (Brazilian reais)	-	4.18	-	-
Chilean peso forward buy contracts
(in millions of U.S. dollars)	$9.3	$-	$-	$-
Average price (Chilean pesos)	659.24	-	-	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	$13.5	$31.5	$-	$-
Average price (Canadian dollars)	1.32	1.33	-	-
Energy
Oil swap contracts (barrels)	194,505	613,176	433,482	85,651
Average price	$45.91	$45.71	$47.68	$48.17

The following new derivative contracts were entered into during the nine months ended September 30, 2016:

	• $42.0 million Canadian dollars at an average rate of 1.35 maturing from 2016 to 2017;
	• $52.8 million Brazilian reais at an average put and call strike of 3.80 and 4.18, respectively, maturing in 2017; and
	• 1,391,389 barrels of crude oil at an average rate of $45.85 per barrel maturing from 2016 to 2019.
Subsequent to September 30, 2016, the following new derivative contracts were entered into:

	• $12.0 million Canadian dollars at an average rate of 1.33 maturing in 2017
The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units.  Hedge accounting was not applied to the TRSs.  At September 30, 2016, 5,695,000 TRS units were outstanding.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	September 30	December 31,
(in millions)	2016	2015
Asset (liability)
Foreign currency forward and collar contracts	9.0	(13.8)
Energy swap contracts	7.5	(2.2)
Total return swap contracts	(4.4)	1.0
	$12.1	$(15.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the SMA issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations.  On March 28, 2016, CMM filed a request with the SMA to reconsider the sanction proceedings resolution (the "reconsideration").  While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and could have serious environmental, health and safety consequences.  Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner in accordance with its permits, applicable laws and international best practices.  In April 2016, the SMA performed a site visit to inspect the process facilities and pumping wells, following which it requested, and CMM submitted, various detailed technical design and operational information.  On May 2, 2016, the SMA issued a resolution ordering CMM to cease pumping water from the groundwater wells for 15-days.  During this period, CMM suspended mining and crushing activities, reduced water consumption to minimal levels, and made various submissions to the SMA regarding the mine's minimum water requirements in this temporary suspension scenario.  On May 19, 2016, CMM appealed the resolution to the Environmental Tribunal.  On the same date, concurrent with expiry of the first order, the SMA issued a second resolution ordering CMM to curtail water use to the minimum levels that CMM had previously reported as being necessary for short-term preservation of health, safety and the environment for a period of 25 business days (until June 24, 2016). During the term of the order, crushing and mining operations remained suspended, and CMM answered further demands from the SMA for technical information on water use requirements.  On May 27, 2016, CMM appealed this second resolution to the Environmental Tribunal.  Both appeals were accepted for consideration by the Environmental Tribunal.  In addition, a union at Maricunga appealed the second resolution on constitutional grounds, and that appeal remains subject to decision by the Supreme Court.  On June 24, 2016, the SMA issued a decision on the reconsideration, and amended the initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On the same date, the SMA issued a third resolution ordering CMM to immediately curtail water use to levels specified under the May 19, 2016 resolution, for period ending on the earlier of 15 days or the filing of CMM's appeal in the sanction proceedings.  On July 9, 2016, CMM filed its appeal in sanction proceedings and the mine immediately recommenced full operation. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On July 27, 2016, the Environmental Tribunal issued a resolution holding that the SMA's Amended Sanction became effective once the Company's appeal was accepted by the Environmental Tribunal.  On July 28, 2016, CMM complied with the Amended Sanction and suspended its operations.  CMM appealed the July 27, 2016, resolution and, on August 5, 2016, its appeal was rejected.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of the prior water curtailment orders.  These appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.  A settlement hearing before the Environmental Tribunal is set for November 14, 2016 and, unless a settlement is reached, a hearing on the merits is expected to begin shortly thereafter. CMM will continue to vigorously defend itself in these proceedings.

La Coipa Permit Proceedings

Although Mantos De Oro ("MDO") suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine's permit MDO continued its water treatment program ("WTP") to remediate levels of mercury in the ground water due to seepage from its tailing facility.  La Coipa's WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000.  The mine's groundwater treatment permit establishes a very low standard for mercury of 1 part per billion.  The La Coipa mine has four monitor wells at or near its downstream property boundary at which there has never been an exceedance of the permitted standard.

In 2015, the SMA conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated.  On March 16, 2016, the SMA, issued a resolution alleging violations under La Coipa's water treatment permit. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014.  On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016.  As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms.  Failure to comply with the plan will re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (5 in total) and $15.4 million per alleged serious violation (2 in total).

On October 14, 2016, six members of a local indigenous community commenced an action challenging the recent approval of the DIA (Declaration of Impact to Environment) permit for La Coipa's Phase 7 project.  The Company believes the challenge is unfounded and will vigorously oppose it. The challenge is not expected to have an impact on sectoral permitting or exploration activities unless an adverse decision is ultimately rendered by the court. If the challenge is ultimately successful, the DIA could be revoked, requiring the mine to undertake a more rigorous and lengthy Environmental Impact Study, which in approving the DIA the Chilean environmental permitting authority had deemed unnecessary.

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District.  In addition, the EPA may seek to require the Company to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The Company has also received a "notice of intent to sue" letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA, and the Company, for, among other things, injunctive relief, costs, damages and attorneys' fees under RCRA, the CWA and the Utah Water Quality Act.  Kinross and SGC will vigorously defend themselves in the actions that have been brought by the State of New Mexico and the Navajo Nation and in any action that may be brought by the State of Utah.

Kettle River-Buckhorn Regulatory Proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant.  On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed the Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014.  The Renewed Permit contained conditions that were more restrictive than the original discharge permit.  In addition, the Company felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement").  On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB").  In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action").  On July 30, 2015, the PCHB upheld the Renewed Permit.  Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned (the "Appeal").  Oral argument in that Appeal is set for February 22, 2017.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit.  The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, and report their findings.  The action plan and reports were originally required to be submitted by October 15, 2016 and WDOE has granted an extension until November 15, 2016 for the 2 outstanding responses.  In addition, the AO required the companies to revise the Adaptive Management Plan by August 31, 2016, which Crown timely submitted.  On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal").  Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action that are currently pending before the Ferry County Court, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow the Ferry County Court to rule on those issues.  The PCHB granted the request for stay on August 26, 2016.

Crown also faces potential legal actions by non-governmental organizations relating to the Permit and the Renewed Permit.  In the past, Crown and Kinross Gold U.S.A., Inc. have received a Notice of Intent to Sue letter from the Okanogan Highlands Alliance ("OHA") advising that it intends to file a citizen's suit against Crown under the CWA for alleged violations of its Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit.  OHA's notice letter further recites that the CWA authorizes injunctive relief and civil penalties in the amount of up to $37,500 per day per violation. However, to date, OHA has not filed a lawsuit.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
7.	SUMMARY OF QUARTERLY INFORMATION

	2016				2015				2014
(in millions, except per share amounts)	Q3	Q2	Q1	(b)	Q4	Q3	Q2	Q1	Q4
Metal sales	$910.2	$876.4	$782.6		$706.2	$809.4	$755.2	$781.4	$791.3
Net earnings (loss) attributable to common shareholders	$2.5	$(25.0)	$35.0		$(841.9)	$(52.7)	$(83.2)	$(6.7)	$(1,235.1)
Basic earnings (loss) per share attributable to common shareholders	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.08)
Diluted earnings (loss) per share attributable to common shareholders	$0.00	$(0.02)	$0.03		$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.08)
Net cash flow provided from operating activities (a)	$266.2	$315.9	$214.5		$182.2	$232.1	$167.2	$250.1	$176.3
(a) Includes net cash flow of discontinued operations used in operating activities. On June 10, 2013, the Company announced its decision to cease development of Fruta Del Norte ("FDN"). As a result, FDN was classified as a discontinued operation. On December 17, 2014, the Company sold its interest in FDN.

(b) As a result of reflecting the final purchase price adjustments retrospectively, the interim financial statements for the three months ended March 31, 2016 have been recast.

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

Revenue increased to $910.2 million on total gold equivalent ounces sold of 680,327 during the third quarter of 2016 compared with $809.4 million on sales of 721,927 total gold equivalent ounces during the third quarter of 2015.  The average gold price realized in the third quarter of 2016 was $1,336 per ounce compared with $1,122 per ounce in the same period of 2015.

During the third quarter of 2016, production cost of sales increased to $490.0 million compared with $482.3 million in the same period of 2015, primarily due to higher costs at Fort Knox and Chirano.

Fluctuations in the foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine from Barrick for $610 million in cash, subject to a working capital adjustment.  In April 2016, the Company received $22.0 million in cash from Barrick in connection with the working capital adjustment, which reduced the purchase price to $588.0 million.

In the third quarter of 2016, the Company recorded an impairment charge of $139.6 million relating to its Maricunga CGU as a result of the suspension of mining activities. The impairment charge included $68.3 million related to property, plant and equipment and $71.3 million related to inventory.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million.  In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

In the fourth quarter of 2014, the Company recorded after-tax impairment charges of $932.2 million relating to several of its CGUs, net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.

During the fourth quarter of 2014, the Company completed the sale of its FDN project for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

Net operating cash flows increased to $266.2 million in the third quarter of 2016, compared with $232.1 million in the same period of 2015, primarily due to the increase in margins.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended September 30, 2016, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross' disclosure controls and procedures, and internal control over financial reporting have been designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.  There has been no change in the Company's internal control over financial reporting during the quarter ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company's interim financial statements are consistent with those applied and disclosed in Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

Accounting Changes

The accounting policies applied in the preparation of the Company's interim financial statements are consistent with those used in the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the IASB are disclosed in Note 3 of the interim financial statements.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2015 and for additional information please refer to the Annual Information Form for the year ended December 31, 2015, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Environmental and Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production.  The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities.  Environmental liability may result from mining activities conducted by others prior to the ownership of a property by Kinross.  In addition, Kinross may be liable to third parties for exposure to hazardous materials or may otherwise be involved in civil litigation related to environmental claims.  The costs associated with such responsibilities and liabilities may be substantial.  The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross' mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America.  New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties.  Compliance with these laws and regulations is part of the business and requires significant expenditures.  Changes in regulations and laws, including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar amounts, could adversely affect Kinross' operations or substantially increase the costs associated with those operations.  Kinross is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

Certain of the Company's operations are the subject of ongoing regulatory review and evaluation by the governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company's future operations and/or financial condition.  For further details refer to Section 6 Other legal matters.

Political, Legal, Economic and Security Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana, and such operations are exposed to  various  levels  of  political,  economic,  and  other  risks  and  uncertainties.  These  risks  and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts and illegal incursions on property (such as those taking place at Paracatu and Tasiast) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; extreme fluctuations in currency  exchange  rates;  high  rates  of  inflation;  labour  unrest; the  risks  of  civil  unrest;  expropriation  and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining (such as that taking place on Company-held ground in Mauritania) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property;  changes  to  policies  and  regulations  impacting  the  mining  sector;  adequacy, response and training of local law enforcement; restrictions  on  foreign  exchange and  repatriation;  and  changing  political  conditions,  currency  controls,  and  governmental  regulations  that favour  or  require  the  awarding  of  contracts  to  local  contractors  or  require  foreign  contractors  to  employ citizens of, or purchase supplies from, a particular jurisdiction.

U.S. Environmental Liability Risk

In  the  United  States,  certain  mining  wastes  from  extraction  and  beneficiation  of  ores  that  would otherwise be considered hazardous waste under the RCRA and state  law  equivalents,  are  currently  exempt  from  certain  EPA regulations governing hazardous waste.  If mine wastes from the Company's U.S. mining operations, including those at the Sunnyside mine, which is on the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") National Priorities List, are not exempt, and are treated as hazardous waste under the RCRA, or if the presence of mine wastes results in a release of hazardous substances  which  has required  or  will  require  remediation  under CERCLA or state law equivalents for cleanup, material expenditures  could  be  required  for  the  construction  of  additional  waste  disposal facilities,  for  other remediation expenditures, or for natural resource damages. Under CERCLA, subject to certain defenses, any present  or  past  owners  or  operators  of  a  CERCLA  site,  and  any  parties  that  disposed  or  arranged  for  the disposal of hazardous substances at such a site, may generally be held jointly and severally liable for response costs and may be forced to undertake remedial cleanup actions or to pay for the government's cleanup efforts.  Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial.  Additional regulations or requirements may also be imposed upon the Company's operations,  tailings,  and  waste  disposal  areas  as  well  as  upon  mine  closure  under  federal  and  state environmental laws and regulations, including, without limitation, the CWA and state  law equivalents.  Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well.  Additionally,  the  Company  is  subject  to  other federal  and  state  environmental  laws,  and  potential  claims existing under common law, relating to the operation and closure of the Company's U.S. mine sites.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except share and per share amounts)	2016	2015	2016	2015
Net earnings (loss) attributable to common shareholders - as reported	$2.5	$(52.7)	$12.5	$(142.6)
Adjusting items(a):
Foreign exchange losses (gains)	(0.9)	5.2	8.1	12.7
Non-hedge derivatives losses (gains)	(0.1)	2.2	0.3	4.0
Losses (gains) on sale of other assets	(0.3)	4.5	(6.8)	5.9
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(16.9)	3.9	(54.7)	24.4
Acquisition costs	-	-	7.8	-
Tax benefits realized upon acquisition	-	-	(27.7)	-
Impairment charges	139.6	4.9	139.6	30.9
Taxes in respect of prior years	(11.5)	1.6	37.6	21.3
Chile weather event related costs	-	3.0	-	18.2
Tasiast and Maricunga suspension related costs	17.7	-	40.4	-
Insurance recoveries and other	(3.0)	(12.1)	(17.5)	(12.1)
Restructuring	1.7	11.9	1.7	11.9
Tax effect of above adjustments	(0.1)	3.7	2.6	3.2
	126.2	28.8	131.4	120.4
Adjusted net earnings (loss) attributable to common shareholders	$128.7	$(23.9)	$143.9	$(22.2)
Weighted average number of common shares outstanding - Basic	1,244.9	1,146.3	1,221.0	1,145.9
Adjusted net earnings (loss) per share	$0.10	$(0.02)	$0.12	$(0.02)
(a) In the third quarter of 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative periods have been recast to reflect this change in presentation.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

 Adjusted Operating Cash Flow
The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
(in millions)	2016	2015	2016	2015
Net cash flow provided from operating activities - as reported	$266.2	$232.1	$796.6	$649.4
Adjusting items:
Working capital changes:
Accounts receivable and other assets	55.5	3.6	51.9	(7.4)
Inventories	16.9	(23.2)	(67.0)	(110.4)
Accounts payable and other liabilities, including taxes	(18.3)	(5.9)	(66.4)	51.2
	54.1	(25.5)	(81.5)	(66.6)
Adjusted operating cash flow	$320.3	$206.6	$715.1	$582.8

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2016	2015	2016	2015
Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest	(5.3)	(4.4)	(14.9)	(13.8)
Attributable production cost of sales	$484.7	$477.9	$1,439.5	$1,381.6
Gold equivalent ounces sold	680,327	721,927	2,035,475	1,996,827
Less: portion attributable to Chirano non-controlling interest	(6,257)	(6,279)	(15,256)	(20,368)
Attributable gold equivalent ounces sold	674,070	715,648	2,020,219	1,976,459
Consolidated production cost of sales per equivalent ounce sold	$720	$668	$715	$699
Attributable production cost of sales per equivalent ounce sold	$719	$668	$713	$699

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2016	2015	2016	2015
Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest	(5.3)	(4.4)	(14.9)	(13.8)
Less: attributable silver revenues	(32.0)	$(22.0)	(80.6)	(62.4)
Attributable production cost of sales net of silver by-product revenue	$452.7	$455.9	$1,358.9	$1,319.2
Gold ounces sold	657,501	701,975	1,974,242	1,942,770
Less: portion attributable to Chirano non-controlling interest	(6,242)	(6,260)	(15,218)	(20,311)
Attributable gold ounces sold	651,259	695,715	1,959,024	1,922,459
Attributable production cost of sales per ounce sold on a by-product basis	$695	$655	$694	$686

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council ("WGC") published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2016	2015	2016	2015
Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest (a)	(5.3)	(4.4)	(14.9)	(13.8)
Less: attributable (b) silver revenues (c)	(32.0)	(22.0)	(80.6)	(62.4)
Attributable (b) production cost of sales net of silver by-product revenue	$452.7	$455.9	$1,358.9	$1,319.2
Adjusting items on an attributable (b) basis:
General and administrative (d)	39.9	38.1	110.6	121.7
Other operating expense - sustaining (e)	0.2	4.8	10.0	19.0
Reclamation and remediation - sustaining (f)	25.3	15.3	80.7	44.5
Exploration and business development - sustaining (g)	14.0	14.7	38.4	44.4
Additions to property, plant and equipment - sustaining (h)	110.8	122.4	286.5	306.5
All-in Sustaining Cost on a by-product basis - attributable (b)	$642.9	$651.2	$1,885.1	$1,855.3
Other operating expense - non-sustaining (e)	6.0	(1.7)	13.4	17.6
Exploration - non-sustaining (g)	15.7	15.0	29.3	36.9
Additions to property, plant and equipment - non-sustaining (h)	34.8	29.5	89.8	98.0
All-in Cost on a by-product basis - attributable (b)	$699.4	$694.0	$2,017.6	$2,007.8
Gold ounces sold	657,501	701,975	1,974,242	1,942,770
Less: portion attributable to Chirano non-controlling interest (i)	(6,242)	(6,260)	(15,218)	(20,311)
Attributable (b) gold ounces sold	651,259	695,715	1,959,024	1,922,459
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$987	$936	$962	$965
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,074	$998	$1,030	$1,044

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2016	2015	2016	2015
Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest (a)	(5.3)	(4.4)	(14.9)	(13.8)
Attributable (b) production cost of sales	$484.7	$477.9	$1,439.5	$1,381.6
Adjusting items on an attributable (b) basis:
General and administrative (d)	39.9	38.1	110.6	121.7
Other operating expense - sustaining (e)	0.2	4.8	10.0	19.0
Reclamation and remediation - sustaining (f)	25.3	15.3	80.7	44.5
Exploration and business development - sustaining (g)	14.0	14.7	38.4	44.4
Additions to property, plant and equipment - sustaining (h)	110.8	122.4	286.5	306.5
All-in Sustaining Cost - attributable (b)	$674.9	$673.2	$1,965.7	$1,917.7
Other operating expense - non-sustaining (e)	6.0	(1.7)	13.4	17.6
Exploration - non-sustaining (g)	15.7	15.0	29.3	36.9
Additions to property, plant and equipment - non-sustaining (h)	34.8	29.5	89.8	98.0
All-in Cost - attributable (b)	$731.4	$716.0	$2,098.2	$2,070.2
Gold equivalent ounces sold	680,327	721,927	2,035,475	1,996,827
Less: portion attributable to Chirano non-controlling interest (i)	(6,257)	(6,279)	(15,256)	(20,368)
Attributable (b) gold equivalent ounces sold	674,070	715,648	2,020,219	1,976,459
Attributable (b) all-in sustaining cost per equivalent ounce sold	$1,001	$941	$973	$970
Attributable (b) all-in cost per equivalent ounce sold	$1,085	$1,000	$1,039	$1,047

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016
(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) "Attributable" includes Kinross' share of Chirano (90%) production.
(c) "Attributable silver revenues" represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) "General and administrative" expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) "Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) "Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) "Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) "Additions to property, plant and equipment – sustaining" represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended September 30, 2016 primarily relate to projects at Tasiast and Round Mountain. Non-sustaining capital expenditures during the nine months ended September 30, 2016 primarily relate to projects at Tasiast and Chirano.

(i) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2016

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ''forward-looking information'' or ''forward-looking statements'' within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): "Outlook", "CEO commentary", "Operating results and update", and "Balance sheet and liquidity", and include, without limitation, statements with respect to our guidance and forecasts for production; production costs of sales, all-in sustaining cost and capital expenditures; as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities,  currency fluctuations, capital requirements, project studies, mine life extensions, permitting, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation and regulatory processes. The words "anticipate", "assumption", "believe", "contemplate", "consideration", "estimates", ''expects'', "explore", "feasibility", "flexibility", "focus", "forecast", "forward", "future", "guidance", "indicate", "intend", "measures", "on track",  "outlook", "path, "phase", "plan",  "possible", "potential", "project", "risk", "strategy" or "study", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or 'will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2016 ("2016 AIF") and our Management's Discussion and Analysis for the fiscal year-end 2015 ("2015 MD&A") and third-quarter 2016 ("Q3 2016 MD&A"), as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, prolonged lack of rainfall at Paracatu) and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, illegal incursions, illegal mining, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company's operations being consistent with Kinross' current expectations (including in respect of the ongoing Chile environmental enforcement authority ("SMA") proceedings and the Chilean State attorney ("CDE") environmental damages actions in respect of Maricunga, and a recent challenge of the La Coipa Phase 7 DIA by members of a local indigenous community); (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to labour laws and water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company's mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to credit ratings being consistent with the Company's current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company's business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; the impacts of illegal mining and property incursions; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions (including but not limited to Bald Mountain and the other 50% of Round Mountain) and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; permitting and environmental enforcement actions (including but not limited to in respect of Maricunga and the Company's Sunnyside reclamation property in Colorado) and similar proceedings in jurisdictions in which the Company operates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ''Risk Factors'' section of our 2016 AIF and the "Risk Analysis" sections of our 2015 MD&A and Q3 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce1.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties (other than exploration activities) contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101 ("NI 43-101"). The technical information about the Company's exploration activities contained in this MD&A has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a "qualified person" within the meaning of NI 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2016	2015

Assets
Current assets
Cash and cash equivalents	Note 5	$756.4	$1,043.9
Restricted cash	Note 5	11.5	10.5
Accounts receivable and other assets	Note 5	178.3	108.2
Current income tax recoverable		94.9	123.3
Inventories	Note 5	1,013.7	1,005.2
Unrealized fair value of derivative assets	Note 7	7.8	1.0
		2,062.6	2,292.1
Non-current assets
Property, plant and equipment	Note 5	4,908.0	4,593.7
Goodwill		162.7	162.7
Long-term investments	Note 5	179.0	83.1
Investments in associate and joint ventures		163.7	157.1
Unrealized fair value of derivative assets	Note 7	4.9	-
Other long-term assets	Note 5	435.2	370.2
Deferred tax assets		96.2	76.5
Total assets		$8,012.3	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$440.0	$379.6
Current income tax payable		44.8	6.4
Current portion of long-term debt	Note 8	-	249.5
Current portion of provisions	Note 9	50.1	50.3
Current portion of unrealized fair value of derivative liabilities	Note 7	0.6	16.0
		535.5	701.8
Non-current liabilities
Long-term debt	Note 8	1,732.5	1,731.9
Provisions	Note 9	856.6	720.8
Other long-term liabilities		166.1	148.7
Deferred tax liabilities		392.0	499.0
Total liabilities		3,682.7	3,802.2

Equity
Common shareholders' equity
Common share capital	Note 10	$14,894.1	$14,603.5
Contributed surplus		235.8	239.2
Accumulated deficit		(10,909.6)	(10,922.1)
Accumulated other comprehensive income (loss)	Note 5	69.1	(31.3)
Total common shareholders' equity		4,289.4	3,889.3
Non-controlling interest		40.2	43.9
Total equity		4,329.6	3,933.2
Commitments and contingencies	Note 14
Total liabilities and equity		$8,012.3	$7,735.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,244,958,559	1,146,540,188

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended

		September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015

Revenue
Metal sales		$910.2	$809.4	$2,569.2	$2,346.0

Cost of sales
Production cost of sales		490.0	482.3	1,454.4	1,395.4
Depreciation, depletion and amortization		213.8	239.8	617.2	662.7
Impairment charges	Note 6	139.6	-	139.6	24.5
Total cost of sales		843.4	722.1	2,211.2	2,082.6
Gross profit		66.8	87.3	358.0	263.4
Other operating expense		27.2	13.5	97.2	78.8
Exploration and business development		29.8	29.9	68.3	82.4
General and administrative		39.9	44.2	110.6	127.8
Operating earnings (loss)		(30.1)	(0.3)	81.9	(25.6)
Other income (expense) - net	Note 5	2.1	2.8	15.3	(5.4)
Equity in earnings (losses) of associate and joint ventures		(0.3)	(1.1)	(0.2)	3.8
Finance income		2.1	2.1	5.6	6.3
Finance expense	Note 5	(31.0)	(21.9)	(96.5)	(69.6)
Earnings (loss) before tax		(57.2)	(18.4)	6.1	(90.5)
Income tax recovery (expense) - net		59.4	(34.7)	2.7	(54.6)
Net earnings (loss)		$2.2	$(53.1)	$8.8	$(145.1)
Net earnings (loss) attributable to:
Non-controlling interest		$(0.3)	$(0.4)	$(3.7)	$(2.5)
Common shareholders		$2.5	$(52.7)	$12.5	$(142.6)

Earnings (loss) per share attributable to common shareholders

Basic		$0.00	$(0.05)	$0.01	$(0.12)
Diluted		$0.00	$(0.05)	$0.01	$(0.12)

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,244.9	1,146.3	1,221.0	1,145.9
Diluted		1,256.5	1,146.3	1,231.8	1,145.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2016	2015	2016	2015

Net earnings (loss)		$2.2	$(53.1)	$8.8	$(145.1)

Other comprehensive income (loss), net of tax:	Note 5
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		12.9	(13.9)	78.7	(25.8)
Reclassification to earnings for impairment charges		-	4.9	-	6.4
Accumulated other comprehensive (income) loss related to investments sold (b)		(1.3)	-	(4.0)	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		1.1	(27.2)	24.3	(35.6)
Accumulated other comprehensive (income) loss related to derivatives settled (d)		(2.0)	21.8	1.4	51.5
		10.7	(14.4)	100.4	(3.5)
Total comprehensive income (loss)		$12.9	$(67.5)	$109.2	$(148.6)

Attributable to non-controlling interest		$(0.3)	$(0.4)	$(3.7)	$(2.5)
Attributable to common shareholders		$13.2	$(67.1)	$112.9	$(146.1)

(a) Net of tax of $3.0 million, 3 months; $3.0 million, 9 months (2015 - $nil, 3 months; $nil, 9 months)
(b) Net of tax of $nil, 3 months; $nil, 9 months (2015 - $nil, 3 months; $nil, 9 months)
(c) Net of tax of $0.6 million, 3 months; $7.3 million, 9 months (2015 - $(8.9) million, 3 months; $(13.3) million, 9 months)
(d) Net of tax of $(0.9) million, 3 months; $(0.2) million, 9 months (2015 - $6.4 million, 3 months; $15.3 million, 9 months)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$2.2	$(53.1)	$8.8	$(145.1)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	213.8	239.8	617.2	662.7
Impairment charges	139.6	-	139.6	24.5
Equity in losses (earnings) of associate and joint ventures	0.3	1.1	0.2	(3.8)
Share-based compensation expense	3.7	5.0	10.8	13.9
Finance expense	31.0	21.9	96.5	69.6
Deferred tax recovery	(46.7)	(24.9)	(150.7)	(42.0)
Foreign exchange losses (gains) and other	(23.6)	16.8	(7.3)	3.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(55.5)	(3.6)	(51.9)	7.4
Inventories	(16.9)	23.2	67.0	110.4
Accounts payable and accrued liabilities	40.3	27.7	155.3	28.1
Cash flow provided from operating activities	288.2	253.9	885.5	728.7
Income taxes paid	(22.0)	(21.8)	(88.9)	(79.3)
Net cash flow provided from operating activities	266.2	232.1	796.6	649.4
Investing:
Additions to property, plant and equipment	(153.8)	(171.3)	(407.3)	(449.3)
Business acquisition	-	-	(588.0)	-
Net additions to long-term investments and other assets	(35.4)	(18.7)	(55.5)	(60.4)
Net proceeds from the sale of property, plant and equipment	1.1	0.1	8.0	3.0
Decrease (increase) in restricted cash	(0.1)	31.9	(1.0)	34.7
Interest received and other	1.1	1.0	2.6	3.1
Net cash flow used in investing activities	(187.1)	(157.0)	(1,041.2)	(468.9)
Financing:
Issuance of common shares on exercise of options	1.8	-	2.8	-
Proceeds from issuance of equity	-	-	275.7	-
Proceeds from issuance of debt	-	-	-	22.5
Repayment of debt	(250.0)	(50.0)	(250.0)	(102.5)
Interest paid	(37.2)	(24.1)	(70.4)	(47.6)
Other	(3.3)	(1.9)	(3.3)	(2.9)
Net cash flow used in financing activities	(288.7)	(76.0)	(45.2)	(130.5)
Effect of exchange rate changes on cash and cash equivalents	(2.2)	(5.7)	2.3	(8.7)
Increase (decrease) in cash and cash equivalents	(211.8)	(6.6)	(287.5)	41.3
Cash and cash equivalents, beginning of period	968.2	1,031.4	1,043.9	983.5
Cash and cash equivalents, end of period	$756.4	$1,024.8	$756.4	$1,024.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Common share capital
Balance at the beginning of the period	$14,890.6	$14,599.0	$14,603.5	$14,587.7
Shares issued on equity offering	-	-	275.7	-
Transfer from contributed surplus on exercise of options and restricted shares	1.5	1.5	12.2	12.8
Options exercised, including cash	2.0	-	2.7	-
Balance at the end of the period	$14,894.1	$14,600.5	$14,894.1	$14,600.5

Contributed surplus
Balance at the beginning of the period	$233.8	$235.6	$239.2	$239.0
Share-based compensation	3.7	5.0	11.1	13.9
Transfer of fair value of exercised options and restricted shares	(1.7)	(1.5)	(14.5)	(13.8)
Balance at the end of the period	$235.8	$239.1	$235.8	$239.1

Accumulated deficit
Balance at the beginning of the period	$(10,912.1)	$(10,027.5)	$(10,922.1)	$(9,937.6)
Net earnings (loss) attributable to common shareholders	2.5	(52.7)	12.5	(142.6)
Balance at the end of the period	$(10,909.6)	$(10,080.2)	$(10,909.6)	$(10,080.2)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$58.4	$(35.2)	$(31.3)	$(46.1)
Other comprehensive income (loss)	10.7	(14.4)	100.4	(3.5)
Balance at the end of the period	$69.1	$(49.6)	$69.1	$(49.6)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,840.5)	$(10,129.8)	$(10,840.5)	$(10,129.8)

Total common shareholders' equity	$4,289.4	$4,709.8	$4,289.4	$4,709.8

Non-controlling interest
Balance at the beginning of the period	$40.5	$46.7	$43.9	$48.8
Net loss attributable to non-controlling interest	(0.3)	(0.4)	(3.7)	(2.5)
Balance at the end of the period	$40.2	$46.3	$40.2	$46.3

Total equity	$4,329.6	$4,756.1	$4,329.6	$4,756.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended September 30, 2016 were authorized for issue in accordance with a resolution of the board of directors on November 2, 2016.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34"). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2015.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company's accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company's annual audited consolidated financial statements for the year ended December 31, 2015.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"). This standard replaces IAS 11 "Construction Contracts", IAS 18 "Revenue", IFRIC 13 "Customer Loyalty Programmes", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 18 "Transfer of Assets From Customers" and SIC 31 "Revenue – Barter Transactions Involving Advertising Services".  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 "Financial Instruments" ("IFRS 9"). IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Leases
In January 2016, the IASB issued IFRS 16 "Leases" ("IFRS 16"). IFRS 16 requires lessees to recognize assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.  The Company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

4.	ACQUISITION

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of the Bald Mountain gold mine ("Bald Mountain"), which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610.0 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22.0 million to $588.0 million. In addition to the purchase price, Barrick Gold Corporation ("Barrick") will receive a contingent 2% net smelter return royalty on future gold production from Kinross' 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands. Approximately 40% of the Bald Mountain land package is subject to a 50/50 exploration joint venture between Kinross and Barrick, with Kinross as the operator. Transaction costs associated with the acquisition totaling $7.8 million were expensed and included within other operating expense.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company's open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

In finalizing the purchase price allocation during the second quarter of 2016, the Company adjusted the preliminary allocation as indicated below.  As the Company gained control of Round Mountain in the transaction, in accordance with IFRS, the assets and liabilities set out below represent 100% of the fair value of Round Mountain in addition to 100% of Bald Mountain.

	Preliminary	Adjustments	Final
Purchase Price Allocation
Net working capital	$182.8	$(90.0)	$92.8
Property, plant and equipment (including mineral interests)	725.9	91.6	817.5
Other long-term assets and investment in joint venture	19.7	(0.3)	19.4
Deferred tax liabilities	-	(16.2)	(16.2)
Provisions and other long-term liabilities	(178.4)	(7.1)	(185.5)
Net assets	$750.0	$(22.0)	$728.0
Less: Fair value of previously held interest in Round Mountain	(140.0)	-	(140.0)
Cash consideration	$610.0	$(22.0)	$588.0

As a result of reflecting the final purchase price adjustments retrospectively, the interim financial statements for the three months ended March 31, 2016 were recast.

For the three months ended March 31, 2016, production cost of sales, depreciation, depletion, and amortization, other income (expense), and income tax expense decreased by $4.6 million, $14.6 million, $1.4 million, and $28.3 million respectively. As a result, net loss attributable to common shareholders and accumulated deficit decreased by $48.9 million.

As at March 31, 2016, net working capital and other long-term assets decreased by $61.8 million and $4.9 million, respectively; whereas, property, plant and equipment, deferred tax assets, deferred tax liabilities, provisions, and investment in joint ventures increased by $100.1 million, $25.2 million, $12.1 million, $2.9 million and $5.3 million, respectively.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	September 30,	December 31,
	2016	2015
Cash on hand and balances with banks	$574.2	$460.3
Short-term deposits	182.2	583.6
	$756.4	$1,043.9

                  Restricted cash:

	September 30,	December 31,
	2016	2015
Restricted cash (a)	$11.5	$10.5

  (a)   Restricted cash relates to loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites.

ii.	Accounts receivable and other assets:

	September 30,	December 31,
	2016	2015
Trade receivables	$9.1	$4.4
Prepaid expenses	29.0	17.0
VAT receivable	37.8	53.4
Deposits	85.3	11.8
Other	17.1	21.6
	$178.3	$108.2

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

iii.	Inventories:

	September 30,	December 31,
	2016	2015
Ore in stockpiles (a)	$227.4	$195.7
Ore on leach pads (b)	317.2	250.0
In-process	91.7	85.5
Finished metal	44.4	24.4
Materials and supplies	519.9	607.2
	1,200.6	1,162.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(186.9)	(157.6)
	$1,013.7	$1,005.2

(a)
Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

(b)
Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2016, Fort Knox in 2020, Round Mountain in 2019 and Bald Mountain in 2022. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vi.

(c)
During the three and nine months ended September 30, 2016, inventory impairment charges were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 6.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

iv.	Property, plant and equipment:

		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	275.4	120.2	-	395.6
Acquisitions (b)	417.4	400.1	-	817.5
Book value of Round Mountain prior to remeasurement on acquisition	(359.4)	(294.7)	-	(654.1)
Capitalized interest	7.3	3.5	-	10.8
Disposals	(17.7)	(0.7)	-	(18.4)
Other	10.2	(6.4)	-	3.8
Balance at September 30, 2016	7,665.4	7,873.4	164.3	15,703.1

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(376.7)	(300.2)	-	(676.9)
Impairment charge (c)	(68.3)	-	-	(68.3)
Book value of Round Mountain prior to remeasurement on acquisition	305.4	187.6	-	493.0
Disposals	13.1	-	-	13.1
Other	(3.4)	1.6	-	(1.8)
Balance at September 30, 2016	(4,965.0)	(5,750.7)	(79.4)	(10,795.1)

Net book value	$2,700.4	$2,122.7	$84.9	$4,908.0

Amount included above as at September 30, 2016:
Assets under construction	$310.8	$107.0	$-	$417.8
Assets not being depreciated (d)	$479.5	$308.1	$84.9	$872.5

(a)
At September 30, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4.
(c)	At September 30, 2016, an impairment charge was recorded against property, plant and equipment at Maricunga. See Note 6.
(d)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	349.3	175.9	-	525.2
Capitalized interest	16.9	23.6	-	40.5
Disposals	(71.0)	(3.6)	(4.7)	(79.3)
Other	16.9	(6.7)	0.2	10.4
Balance at December 31, 2015	7,332.2	7,651.4	164.3	15,147.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(484.5)	(446.4)	-	(930.9)
Impairment charge (b)	(220.8)	(218.7)	-	(439.5)
Disposals	59.9	-	-	59.9
Other	2.1	(3.9)	(0.2)	(2.0)
Balance at December 31, 2015	(4,835.1)	(5,639.7)	(79.4)	(10,554.2)

Net book value	$2,497.1	$2,011.7	$84.9	$4,593.7

Amount included above as at December 31, 2015:

Assets under construction	$201.9	$121.2	$-	$323.1
Assets not being depreciated (c)	$361.1	$322.1	$84.9	$768.1

(a)
At December 31, 2015, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)	At December 31, 2015, an impairment charge was recorded against property, plant and equipment at Fort Knox, Round Mountain, and Tasiast.
(c)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and Tasiast and had an annualized weighted average borrowing rate of 4.9% for the nine months ended September 30, 2016 (nine months ended September 30, 2015 – 4.7%).

At September 30, 2016, $216.2 million of exploration and evaluation ("E&E") assets were included in mineral interests (December 31, 2015 - $215.6 million). During the three and nine months ended September 30, 2016, $2.6 million and $5.2 million, respectively (three and nine months ended September 30, 2015 – $3.2 million and $6.5 million, respectively), of E&E expenditures were expensed by the Company and included in operating cash flows.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

v.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income ("AOCI") as follows:
	September 30, 2016		December 31, 2015
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$166.3	$57.1	$10.4	$1.4
Investments in an unrealized loss position	12.7	(1.1)	72.7	(20.1)
	$179.0	$56.0	$83.1	$(18.7)

vi.	Other long-term assets:

	September 30,	December 31,
	2016	2015
Long-term portion of ore in stockpiles and ore on leach pads (a)	$186.9	$157.6
Deferred charges, net of amortization	9.0	7.9
Long-term receivables	200.6	161.7
Advances for the purchase of capital equipment	3.6	6.7
Other	35.1	36.3
	$435.2	$370.2
(a) Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At September 30, 2016, long-term ore in stockpiles was at the Company's Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company's Fort Knox and Round Mountain mines.

vii.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2016	2015
Trade payables	$74.9	$75.2
Accrued liabilities	238.2	206.2
Employee related accrued liabilities	126.9	98.2
	$440.0	$379.6

viii.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(20.5)	43.5	23.0
Tax	-	(8.2)	(8.2)
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income before tax	77.7	32.8	110.5
Tax	(3.0)	(7.1)	(10.1)
Balance at September 30, 2016	$56.0	$13.1	$69.1

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Interim Condensed Consolidated Statements of Operations

ix.	Other income (expense) – net:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Gains (losses) on sale of other assets - net	$0.3	$(4.5)	$6.8	$(5.9)
Impairment of investments	-	(4.9)	-	(6.4)
Foreign exchange gains (losses)	0.9	(5.2)	(8.1)	(12.7)
Net non-hedge derivative gains (losses)	0.1	(2.2)	(0.3)	(4.0)
Other (a)	0.8	19.6	16.9	23.6
	$2.1	$2.8	$15.3	$(5.4)

(a)    During the nine months ended September 30, 2016, the Company received $13.0 million in insurance recoveries.

x.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Accretion on reclamation and remediation obligations	$(8.6)	$(6.9)	$(25.6)	$(20.8)
Interest expense, including accretion on debt (a)	(22.4)	(15.0)	(70.9)	(48.8)
	$(31.0)	$(21.9)	$(96.5)	$(69.6)

(a)    During the three and nine months ended September 30, 2016, $4.2 million and $10.8 million, respectively (three and nine months ended September 30, 2015 – $10.6 million and $30.1 million, respectively) of interest was capitalized to property, plant and equipment. See Note 5 iv.

Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2016 was $44.0 million and $91.5 million, respectively (three and nine months ended September 30, 2015 - $42.7 million and $89.2 million, respectively).

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

6.	IMPAIRMENT

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Property, plant and equipment	$68.3	$-	$68.3	$-
Inventory	71.3	-	71.3	24.5
	$139.6	$-	$139.6	$24.5

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga cash generating unit ("CGU").  The recoverable amount was determined by considering observable market values for comparable assets.  As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment.

The Company also considered the impact of the suspension on the net realizable value of inventory at Maricunga, and as a result, recorded an inventory impairment of $71.3 million related to metals and supplies inventory.

At September 30, 2016, the carrying amount of the Maricunga CGU was $(10.9) million. The carrying amount was negative as a result of reclamation and remediation obligations.

The fair value determined for Maricunga is classified within Level 3 of the fair value hierarchy.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2016 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$179.0	$-	$-	$179.0
Derivative contracts:
Foreign currency forward and collar contracts	-	9.0	-	9.0
Energy swap contracts	-	7.5	-	7.5
Total return swap contracts	-	(4.4)	-	(4.4)
	$179.0	$12.1	$-	$191.1

The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at September 30, 2016 and December 31, 2015:

	September 30, 2016		December 31, 2015
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward and collar contracts (a), (c)	9.0	6.2	(13.8)	(10.9)

Commodity contracts
Energy swap contracts (b)	7.5	6.9	(2.2)	(1.7)

Other contracts
Total return swap contracts	(4.4)	-	1.0	-

Total all contracts	$12.1	$13.1	$(15.0)	$(12.6)

Unrealized fair value of derivative assets
Current	7.8		1.0
Non-current	4.9		-
	$12.7		$1.0
Unrealized fair value of derivative liabilities
Current	(0.6)		(16.0)
Non-current	-		-
	$(0.6)		$(16.0)

Total net fair value	$12.1		$(15.0)

(a)  Of the total amount recorded in AOCI at September 30, 2016, $5.4 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)  Of the total amount recorded in AOCI at September 30, 2016, $3.2 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(c)   During the nine months ended September 30, 2016, the Company entered into zero cost collar contracts for future exchange rates of the Brazilian real. The put and call collars were entered into with a counterparty, in which a floor and ceiling relative to the future exchange rate of the Brazilian real is agreed upon. If the Brazilian real is below the floor, the counterparty pays the Company the difference between the exchange rate and the floor. If the Brazilian real is above the ceiling, the Company pays the counterparty the difference between the ceiling and the exchange rate.

(b)     Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 8.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			September 30, 2016				December 31, 2015
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(2.7)	$497.3	$497.3	$498.0	$498.0
Senior notes	(ii)	3.625%-6.875%	1,244.8	(9.6)	1,235.2	1,281.0	1,483.4	1,035.3
			1,744.8	(12.3)	1,732.5	1,778.3	1,981.4	1,533.3
Less: current portion			-	-	-	-	(249.5)	(250.4)
Long-term debt			$1,744.8	$(12.3)	$1,732.5	$1,778.3	$1,731.9	$1,282.9

(a)   Includes transaction costs on debt financings.
(b)   The fair value of debt is primarily determined using quoted market determined variables. See Note 7 (b).

(i)	Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates.  The revolving credit facility's term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

On July 26, 2016, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

As at September 30, 2016, the Company had utilized $107.7 million (December 31, 2015 – $31.3 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company's credit rating.  Based on the Company's credit rating at September 30, 2016, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at September 30, 2016.

(ii)	Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due 2021, $500.0 million principal amount of 5.950% notes due 2024, and $250.0 million principal amount of 6.875% notes due 2041.

The Company repaid its $250.0 million 3.625% notes in full on the maturity date in September 2016.

(iii)	Other

Effective June 30, 2016, the maturity date for the Company's $250.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2017. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at September 30, 2016, $215.1 million (December 31, 2015 - $212.7 million) was utilized under this facility.

In addition, at September 30, 2016, the Company had $51.8 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at September 30, 2016, $216.7 million of surety bonds were issued with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company's operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2016 and December 31, 2015, $nil was outstanding under such borrowings.

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2016	$720.3	$50.8	$771.1
Additions resulting from acquisitions (a)	123.4	-	123.4
Additions	-	12.0	12.0
Reductions	-	(10.4)	(10.4)
Reclamation spending	(15.0)	-	(15.0)
Accretion	25.6	-	25.6
Balance at September 30, 2016	$854.3	$52.4	$906.7

Current portion	33.7	16.4	50.1
Non-current portion	820.6	36.0	856.6
	$854.3	$52.4	$906.7

(a)   Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4.

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2016, letters of credit totaling $340.9 million (December 31, 2015 – $249.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at September 30, 2016, $216.7 million of surety bonds were issued with respect to Kinross' operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2016 and year ended December 31, 2015 is as follows:

	Nine months ended September 30, 2016		Year ended December 31, 2015
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,146,540	$14,603.5	1,144,576	$14,587.7
Equity issuance (a)	95,910	275.7	-	-
Under share option and restricted share plans	2,509	14.9	1,964	15.8
Balance at end of period	1,244,959	$14,894.1	1,146,540	$14,603.5

Total common share capital		$14,894.1		$14,603.5
(a)      On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2016:

	Nine months ended September 30, 2016
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2016	13,513	$7.57
Granted	1,872	4.17
Exercised	(698)	5.19
Forfeited	(1,042)	6.85
Expired	(624)	12.68
Outstanding at end of period	13,021	$7.02
Exercisable at end of period	8,318	$8.61

For the nine months ended September 30, 2016, the weighted average share price at the date of exercise was CDN$6.90.

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the nine months ended September 30, 2016:

Weighted average share price (CDN$)	$4.17
Expected dividend yield	0.0%
Expected volatility	56.9%
Risk-free interest rate	0.6%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$1.92

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

ii.	Restricted share plan

(a)   Restricted share units ("RSUs")

The following table summarizes information about the RSUs outstanding at September 30, 2016:

	Nine months ended September 30, 2016
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2016	9,041	$4.41
Granted	5,426	4.12
Redeemed	(3,808)	4.94
Forfeited	(667)	4.20
Outstanding at end of period	9,992	$4.07

As at September 30, 2016, the Company had recognized a liability of $13.3 million (December 31, 2015 - $4.8 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units ("RPSUs")

The following table summarizes information about the RPSUs outstanding at September 30, 2016:

	Nine months ended September 30, 2016
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2016	4,313	$4.88
Granted	1,887	4.47
Redeemed	(439)	7.05
Forfeited	(436)	5.70
Outstanding at end of period	5,325	$4.49

iii.	Deferred share unit ("DSU") plan

The number of DSUs granted by the Company was 217,888 and the weighted average fair value per unit issued was CDN$5.30 for the nine months ended September 30, 2016.

There were 1,231,204 DSUs outstanding, for which the Company had recognized a liability of $5.2 million, as at September 30, 2016 (December 31, 2015 - $2.2 million).

iv.	Employee share purchase plan

The compensation expense related to the employee Share Purchase Plan for the three and nine months ended September 30, 2016 was $0.5 million and $1.5 million, respectively (three and nine months ended September 30, 2015 - $0.5 million and $1.6 million, respectively).

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and nine months ended September 30, 2016 was $2.5 million and $12.5 million, respectively (three and nine months ended September 30, 2015 - $(52.7) million and $(142.6) million, respectively).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Basic weighted average shares outstanding:	1,244,856	1,146,315	1,220,964	1,145,901
Weighted average shares dilution adjustments:
Stock options (a)	2,107	-	1,400	-
Restricted shares	4,160	-	4,293	-
Restricted performance shares	5,353	-	5,154	-
Diluted weighted average shares outstanding	1,256,476	1,146,315	1,231,811	1,145,901

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	5,771	14,044	8,265	13,412
Restricted shares	-	4,714	-	4,241
Restricted performance shares	-	4,602	-	4,069

(a)   Dilutive stock options were determined using the Company's average share price for the period. For the three and nine months ended September 30, 2016, the average share price used was $4.82 and $4.05, respectively (three and nine months ended September 30, 2015 - $1.83 and $2.36, respectively).
(b)  These adjustments were excluded as they are anti-dilutive.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

13.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)
Three months ended September 30, 2016:	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$143.4	120.2	39.9	149.2	53.0	242.3	37.6	41.0	83.6	-	$910.2
Cost of sales
Production cost of sales	79.8	73.7	30.9	77.5	37.5	82.4	17.1	38.1	53.0	-	490.0
Depreciation, depletion and amortization	20.4	24.2	10.7	31.0	10.8	60.9	1.0	22.0	30.0	2.8	213.8
Impairment charges	-	-	-	-	139.6	-	-	-	-	-	139.6
Total cost of sales	100.2	97.9	41.6	108.5	187.9	143.3	18.1	60.1	83.0	2.8	843.4
Gross profit (loss)	$43.2	22.3	(1.7)	40.7	(134.9)	99.0	19.5	(19.1)	0.6	(2.8)	$66.8
Other operating expense	0.3	-	0.8	1.3	12.2	(0.1)	0.1	7.2	1.6	3.8	27.2
Exploration and business development	5.3	1.5	1.7	-	-	4.3	0.5	1.4	2.0	13.1	29.8
General and administrative	-	-	-	-	-	-	-	-	-	39.9	39.9
Operating earnings (loss)	$37.6	20.8	(4.2)	39.4	(147.1)	94.8	18.9	(27.7)	(3.0)	(59.6)	$(30.1)
Other income (expense) - net											2.1
Equity in earnings (losses) of associate and joint ventures											(0.3)
Finance income											2.1
Finance expense											(31.0)
Loss before tax											$(57.2)

	Operating segments								Non-operating segments (a)
Three months ended September 30, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$133.3	61.6	151.4	58.4	243.1	27.2	64.1	70.3	-	$809.4
Cost of sales
Production cost of sales	66.2	37.5	100.7	52.5	101.7	19.3	60.4	44.0	-	482.3
Depreciation, depletion and amortization	36.8	12.9	38.4	7.3	77.3	2.6	19.5	42.7	2.3	239.8
Impairment charges	-	-	-	-	-	-	-	-	-	-
Total cost of sales	103.0	50.4	139.1	59.8	179.0	21.9	79.9	86.7	2.3	722.1
Gross profit (loss)	$30.3	11.2	12.3	(1.4)	64.1	5.3	(15.8)	(16.4)	(2.3)	$87.3
Other operating expense	0.4	-	0.4	2.7	(0.1)	-	9.9	0.2	-	13.5
Exploration and business development	4.1	0.2	-	-	3.8	0.5	3.5	2.7	15.1	29.9
General and administrative	-	-	-	-	-	-	-	-	44.2	44.2
Operating earnings (loss)	$25.8	11.0	11.9	(4.1)	60.4	4.8	(29.2)	(19.3)	(61.6)	$(0.3)
Other income (expense) - net										2.8
Equity in earnings (losses) of associate and joint venture										(1.1)
Finance income										2.1
Finance expense										(21.9)
Loss before tax										$(18.4)

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

	Operating segments									Non-operating segments (a)
Nine months ended September 30, 2016:	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$370.1	344.0	98.2	447.3	179.0	700.9	102.0	134.7	193.0	-	$2,569.2
Cost of sales
Production cost of sales	219.4	205.4	87.2	244.9	127.4	243.5	57.5	120.6	148.5	-	1,454.4
Depreciation, depletion and amortization	66.2	61.1	21.3	101.8	33.2	173.7	3.2	67.0	81.5	8.2	617.2
Impairment charges	-	-	-	-	139.6	-	-	-	-	-	139.6
Total cost of sales	285.6	266.5	108.5	346.7	300.2	417.2	60.7	187.6	230.0	8.2	2,211.2
Gross profit (loss)	$84.5	77.5	(10.3)	100.6	(121.2)	283.7	41.3	(52.9)	(37.0)	(8.2)	$358.0
Other operating expense	0.4	-	1.9	7.6	21.2	(0.5)	0.2	43.5	5.6	17.3	97.2
Exploration and business development	6.4	2.2	3.6	-	-	9.1	1.2	4.8	6.4	34.6	68.3
General and administrative	-	-	-	-	-	-	-	-	-	110.6	110.6
Operating earnings (loss)	$77.7	75.3	(15.8)	93.0	(142.4)	275.1	39.9	(101.2)	(49.0)	(170.7)	$81.9
Other income (expense) - net											15.3
Equity in earnings (losses) of associate and joint ventures											(0.2)
Finance income											5.6
Finance expense											(96.5)
Earnings before tax											$6.1

	Operating segments								Non-operating segments (a)
Nine months ended September 30, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$369.0	169.3	430.0	186.7	667.3	91.8	192.2	239.7	-	$2,346.0
Cost of sales
Production cost of sales	190.2	109.9	285.1	163.5	271.5	67.0	170.7	137.5	-	1,395.4
Depreciation, depletion and amortization	98.6	33.9	112.6	19.1	197.5	10.0	54.4	130.9	5.7	662.7
Impairment charges	-	-	-	24.5	-	-	-	-	-	24.5
Total cost of sales	288.8	143.8	397.7	207.1	469.0	77.0	225.1	268.4	5.7	2,082.6
Gross profit (loss)	$80.2	25.5	32.3	(20.4)	198.3	14.8	(32.9)	(28.7)	(5.7)	$263.4
Other operating expense	1.0	-	5.8	17.1	(0.2)	0.1	32.5	3.1	19.4	78.8
Exploration and business development	8.7	0.9	-	-	11.0	1.5	11.6	11.2	37.5	82.4
General and administrative	-	-	-	-	-	-	-	0.1	127.7	127.8
Operating earnings (loss)	$70.5	24.6	26.5	(37.5)	187.5	13.2	(77.0)	(43.1)	(190.3)	$(25.6)
Other income (expense) - net										(5.4)
Equity in earnings (losses) of associate and joint venture										3.8
Finance income										6.3
Finance expense										(69.6)
Loss before tax										$(90.5)

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain (c)	Bald Mountain (c)	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
September 30, 2016	$230.1	316.4	442.4	1,643.3	36.5	629.2	0.6	793.3	441.9	374.3	$4,908.0

Total assets at:
September 30, 2016	$452.6	461.6	592.5	1,927.3	105.3	1,530.0	18.2	1,087.4	607.2	1,230.2	$8,012.3

Capital expenditures for three months ended September 30, 2016 (d)	$14.1	14.5	15.6	35.3	1.0	24.0	-	36.2	9.0	3.0	$152.7

Capital expenditures for nine months ended September 30, 2016 (d)	$46.3	41.3	22.9	59.4	3.1	66.4	-	125.8	33.2	8.0	$406.4

	Operating segments								Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2015	$244.9	161.4	1,693.0	139.0	753.0	2.5	736.3	489.2	374.4	$4,593.7

Total assets at:
December 31, 2015	$480.5	229.5	1,935.9	373.3	1,566.3	26.6	1,010.1	645.6	1,467.6	$7,735.4

Capital expenditures for three months ended September 30, 2015 (d)	$34.3	11.4	35.3	11.8	21.0	-	45.3	6.5	5.4	$171.0

Capital expenditures for nine months ended September 30, 2015 (d)	$110.9	33.8	79.4	26.3	46.6	0.5	115.1	21.7	29.0	$463.3

(a) Non-operating segments include development properties.
(b) Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c)  Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 4.
(d) Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

Purchase commitments

At September 30, 2016, the Company had future commitments of approximately $124.1 million for capital expenditures.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga ("CMM") was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine's water pumping wells.  In May 2015, the Chile environmental enforcement authority (the "SMA") issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine's continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA's allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA's May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM's groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the "sanction proceedings").  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations.  On March 28, 2016, CMM filed a request with the SMA to reconsider the sanction proceedings resolution (the "reconsideration").  While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and could have serious environmental, health and safety consequences.  Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner in accordance with its permits, applicable laws and international best practices.  In April 2016, the SMA performed a site visit to inspect the process facilities and pumping wells, following which it requested, and CMM submitted, various detailed technical design and operational information.  On May 2, 2016, the SMA issued a resolution ordering CMM to cease pumping water from the groundwater wells for 15-days.  During this period, CMM suspended mining and crushing activities, reduced water consumption to minimal levels, and made various submissions to the SMA regarding the mine's minimum water requirements in this temporary suspension scenario.  On May 19, 2016, CMM appealed the resolution to the Environmental Tribunal.  On the same date, concurrent with expiry of the first order, the SMA issued a second resolution ordering CMM to curtail water use to the minimum levels that CMM had previously reported as being necessary for short-term preservation of health, safety and the environment for a period of 25 business days (until June 24, 2016). During the term of the order, crushing and mining operations remained suspended, and CMM answered further demands from the SMA for technical information on water use requirements.  On May 27, 2016, CMM appealed this second resolution to the Environmental Tribunal.  Both appeals were accepted for consideration by the Environmental Tribunal.  In addition, a union at Maricunga appealed the second resolution on constitutional grounds, and that appeal remains subject to decision by the Supreme Court.  On June 24, 2016, the SMA issued a decision on the reconsideration, and amended the initial sanction (the "Amended Sanction").  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine's government-approved plan.  On the same date, the SMA issued a third resolution ordering CMM to immediately curtail water use to levels specified under the May 19, 2016 resolution, for period ending on the earlier of 15 days or the filing of CMM's appeal in the sanction proceedings.  On July 9, 2016, CMM filed its appeal in sanction proceedings and the mine immediately recommenced full operation. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM's pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On July 27, 2016, the Environmental Tribunal issued a resolution holding that the SMA's Amended Sanction became effective once the Company's appeal was accepted by the Environmental Tribunal.  On July 28, 2016, CMM complied with the Amended Sanction and suspended its operations.  CMM appealed the July 27, 2016, resolution and, on August 5, 2016, its appeal was rejected.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM's appeal of the Amended Sanction and on CMM's appeals of the prior water curtailment orders.  These appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM's pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.  A settlement hearing before the Environmental Tribunal is set for November 14, 2016 and, unless a settlement is reached, a hearing on the merits is expected to begin shortly thereafter. CMM will continue to vigorously defend itself in these proceedings.

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the Bonita Peak Mining District ("District") near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the "EPA") listed the District, including areas impacted by SGC's operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").  It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District.  In addition, the EPA may seek to require the Company to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and the Clean Water Act ("CWA") and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney's fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys' fees.  The Company has also received a "notice of intent to sue" letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA, and the Company, for, among other things, injunctive relief, costs, damages and attorneys' fees under the RCRA, the CWA and the Utah Water Quality Act.  Kinross and SGC will vigorously defend themselves in the actions that have been brought by the State of New Mexico and the Navajo Nation and in any action that may be brought by the State of Utah.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

15.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

During the nine months ended September 30, 2016, certain changes were made to the guarantor subsidiaries.  The following subsidiaries are no longer guarantors: BGO (Bermuda) Ltd., Crown Resources Corporation, Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and RBM Mauritania No 2 Ltd., and were replaced by: KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, and KG Far East (Luxembourg) Sarl.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at September 30, 2016 and December 31, 2015 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the nine months ended September 30, 2016 and 2015.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis. As a result of the changes in the guarantor subsidiaries noted above, the consolidating balance sheet, consolidating statements of operations, comprehensive income (loss) and cash flows for the comparative periods have been recast.

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at September 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$134.3	$102.4	$-	$236.7	$519.7	$-	$756.4
Restricted cash	-	4.5	-	4.5	7.0	-	11.5
Accounts receivable and other assets	6.3	37.3	-	43.6	134.7	-	178.3
Intercompany receivables	534.4	1,143.3	(119.9)	1,557.8	4,509.2	(6,067.0)	-
Current income tax recoverable	-	8.1	-	8.1	86.8	-	94.9
Inventories	3.5	472.7	-	476.2	537.5	-	1,013.7
Unrealized fair value of derivative assets	4.0	1.3	-	5.3	2.5	-	7.8
	682.5	1,769.6	(119.9)	2,332.2	5,797.4	(6,067.0)	2,062.6
Non-current assets
Property, plant and equipment	27.6	2,665.6	-	2,693.2	2,214.8	-	4,908.0
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	177.3	-	-	177.3	1.7	-	179.0
Investments in associate and joint ventures	-	5.6	-	5.6	158.1	-	163.7
Intercompany investments	3,229.3	938.8	(3,640.4)	527.7	9,906.1	(10,433.8)	-
Unrealized fair value of derivative assets	23.1	(19.5)	-	3.6	1.3	-	4.9
Other long-term assets	9.0	161.4	-	170.4	264.8	-	435.2
Long-term intercompany receivables	3,249.8	2,632.1	(2,302.6)	3,579.3	3,390.9	(6,970.2)	-
Deferred tax assets	3.0	1.2	-	4.2	92.0	-	96.2
Total assets	$7,401.6	$8,313.6	$(6,062.9)	$9,652.3	$21,831.0	$(23,471.0)	$8,012.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$57.2	$184.8	$-	$242.0	$198.0	$-	$440.0
Intercompany payables	109.0	503.3	(119.9)	492.4	5,574.6	(6,067.0)	-
Current income tax payable	-	17.8	-	17.8	27.0	-	44.8
Current portion of long-term debt	-	-	-	-	-	-	-
Current portion of provisions	-	6.6	-	6.6	43.5	-	50.1
Current portion of unrealized fair value of derivative liabilities	0.4	-	-	0.4	0.2	-	0.6
	166.6	712.5	(119.9)	759.2	5,843.3	(6,067.0)	535.5
Non-current liabilities
Long-term debt	1,732.5	-	-	1,732.5	-	-	1,732.5
Provisions	10.8	364.1	-	374.9	481.7	-	856.6
Other long-term liabilities	-	81.7	-	81.7	84.4	-	166.1
Long-term intercompany payables	1,199.3	3,308.1	(2,302.6)	2,204.8	4,765.4	(6,970.2)	-
Deferred tax liabilities	3.0	206.8	-	209.8	182.2	-	392.0
Total liabilities	3,112.2	4,673.2	(2,422.5)	5,362.9	11,357.0	(13,037.2)	3,682.7

Equity
Common shareholders' equity
Common share capital	$14,894.1	$1,713.3	$(1,713.3)	$14,894.1	$18,494.6	$(18,494.6)	$14,894.1
Contributed surplus	235.8	1,225.0	(1,225.0)	235.8	3,291.8	(3,291.8)	235.8
Accumulated deficit	(10,909.6)	695.2	(695.2)	(10,909.6)	(11,329.8)	11,329.8	(10,909.6)
Accumulated other comprehensive income (loss)	69.1	6.9	(6.9)	69.1	(22.8)	22.8	69.1
Total common shareholders' equity	4,289.4	3,640.4	(3,640.4)	4,289.4	10,433.8	(10,433.8)	4,289.4
Non-controlling interest	-	-	-	-	40.2	-	40.2
Total equity	4,289.4	3,640.4	(3,640.4)	4,289.4	10,474.0	(10,433.8)	4,329.6

Total liabilities and equity	$7,401.6	$8,313.6	$(6,062.9)	$9,652.3	$21,831.0	$(23,471.0)	$8,012.3

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$113.8	$127.0	$-	$240.8	$803.1	$-	$1,043.9
Restricted cash	-	3.0	-	3.0	7.5	-	10.5
Accounts receivable and other assets	4.8	24.0	-	28.8	79.4	-	108.2
Intercompany receivables	541.2	982.7	(111.6)	1,412.3	4,800.6	(6,212.9)	-
Current income tax recoverable	-	10.0	-	10.0	113.3	-	123.3
Inventories	1.5	294.1	-	295.6	709.6	-	1,005.2
Unrealized fair value of derivative assets	1.5	(0.5)	-	1.0	-	-	1.0
	662.8	1,440.3	(111.6)	1,991.5	6,513.5	(6,212.9)	2,292.1
Non-current assets
Property, plant and equipment	29.3	2,132.7	-	2,162.0	2,431.7	-	4,593.7
Goodwill	-	158.8	-	158.8	3.9	-	162.7
Long-term investments	82.7	-	-	82.7	0.4	-	83.1
Investments in associate and joint venture	-	-	-	-	157.1	-	157.1
Intercompany investments	3,306.1	405.7	(2,781.0)	930.8	8,841.5	(9,772.3)	-
Other long-term assets	10.2	115.8	-	126.0	244.2	-	370.2
Long-term intercompany receivables	3,056.2	2,675.1	(2,273.1)	3,458.2	3,023.5	(6,481.7)	-
Deferred tax assets	-	0.8	-	0.8	75.7	-	76.5
Total assets	$7,147.3	$6,929.2	$(5,165.7)	$8,910.8	$21,291.5	$(22,466.9)	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$65.9	$100.8	$-	$166.7	$212.9	$-	$379.6
Intercompany payables	196.6	494.7	(111.6)	579.7	5,633.2	(6,212.9)	-
Current income tax payable	-	3.0	-	3.0	3.4	-	6.4
Current portion of long-term debt	249.5	-	-	249.5	-	-	249.5
Current portion of provisions	-	6.6	-	6.6	43.7	-	50.3
Current portion of unrealized fair value of derivative liabilities	3.8	6.6	-	10.4	5.6	-	16.0
	515.8	611.7	(111.6)	1,015.9	5,898.8	(6,212.9)	701.8
Non-current liabilities
Long-term debt	1,731.9	-	-	1,731.9	-	-	1,731.9
Provisions	9.9	232.1	-	242.0	478.8	-	720.8
Other long-term liabilities	-	78.6	-	78.6	70.1	-	148.7
Long-term intercompany payables	1,000.4	2,957.5	(2,273.1)	1,684.8	4,796.9	(6,481.7)	-
Deferred tax liabilities	-	268.3	-	268.3	230.7	-	499.0
Total liabilities	3,258.0	4,148.2	(2,384.7)	5,021.5	11,475.3	(12,694.6)	3,802.2

Equity
Common shareholders' equity
Common share capital	$14,603.5	$1,398.3	$(1,398.3)	$14,603.5	$18,460.7	$(18,460.7)	$14,603.5
Contributed surplus	239.2	936.0	(936.0)	239.2	2,360.8	(2,360.8)	239.2
Accumulated deficit	(10,922.1)	450.7	(450.7)	(10,922.1)	(11,018.2)	11,018.2	(10,922.1)
Accumulated other comprehensive income (loss)	(31.3)	(4.0)	4.0	(31.3)	(31.0)	31.0	(31.3)
Total common shareholders' equity	3,889.3	2,781.0	(2,781.0)	3,889.3	9,772.3	(9,772.3)	3,889.3
Non-controlling interest	-	-	-	-	43.9	-	43.9
Total equity	3,889.3	2,781.0	(2,781.0)	3,889.3	9,816.2	(9,772.3)	3,933.2

Total liabilities and equity	$7,147.3	$6,929.2	$(5,165.7)	$8,910.8	$21,291.5	$(22,466.9)	$7,735.4

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the nine months ended September 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,511.3	$1,239.7	$(1,215.2)	$1,535.8	$1,033.4	$-	$2,569.2

Cost of sales
Production cost of sales	1,490.0	759.4	(1,215.1)	1,034.3	420.1	-	1,454.4
Depreciation, depletion and amortization	5.8	250.6	(0.1)	256.3	360.9	-	617.2
Impairment charges	-	-	-	-	139.6	-	139.6
Total cost of sales	1,495.8	1,010.0	(1,215.2)	1,290.6	920.6	-	2,211.2
Gross profit	15.5	229.7	-	245.2	112.8	-	358.0
Other operating expense	1.9	9.9	-	11.8	85.4	-	97.2
Exploration and business development	16.6	12.3	-	28.9	39.4	-	68.3
General and administrative	66.3	2.6	-	68.9	41.7	-	110.6
Operating earnings (loss)	(69.3)	204.9	-	135.6	(53.7)	-	81.9
Other income (expense) - net	120.6	4.8	-	125.4	99.8	(209.9)	15.3
Equity in earnings (losses) of associate, joint ventures and intercompany investments	9.4	34.0	(251.1)	(207.7)	-	207.5	(0.2)
Finance income	16.8	12.3	(4.5)	24.6	56.5	(75.5)	5.6
Finance expense	(68.0)	(35.5)	4.5	(99.0)	(73.0)	75.5	(96.5)
Earnings (loss) before tax	9.5	220.5	(251.1)	(21.1)	29.6	(2.4)	6.1
Income tax recovery (expense) - net	3.0	30.6	-	33.6	(30.9)	-	2.7
Net earnings (loss)	$12.5	$251.1	$(251.1)	$12.5	$(1.3)	$(2.4)	$8.8
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(3.7)	$-	$(3.7)
Common shareholders	$12.5	$251.1	$(251.1)	$12.5	$2.4	$(2.4)	$12.5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of operations for the nine months ended September 30, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,233.1	$948.2	$(942.8)	$1,238.5	$1,107.5	$-	$2,346.0

Cost of sales
Production cost of sales	1,213.1	584.5	(942.8)	854.8	540.6	-	1,395.4
Depreciation, depletion and amortization	4.8	245.1	-	249.9	412.8	-	662.7
Impairment charges	-	-	-	-	24.5	-	24.5
Total cost of sales	1,217.9	829.6	(942.8)	1,104.7	977.9	-	2,082.6
Gross profit	15.2	118.6	-	133.8	129.6	-	263.4
Other operating expense	3.8	6.8	-	10.6	68.2	-	78.8
Exploration and business development	16.2	10.0	-	26.2	56.2	-	82.4
General and administrative	90.0	2.7	-	92.7	35.1	-	127.8
Operating earnings (loss)	(94.8)	99.1	-	4.3	(29.9)	-	(25.6)
Other income (expense) - net	247.3	(63.2)	-	184.1	965.4	(1,154.9)	(5.4)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(274.1)	41.0	(76.2)	(309.3)	3.8	309.3	3.8
Finance income	30.5	30.4	-	60.9	39.0	(93.6)	6.3
Finance expense	(49.9)	(18.6)	-	(68.5)	(94.7)	93.6	(69.6)
Earnings (loss) before tax	(141.0)	88.7	(76.2)	(128.5)	883.6	(845.6)	(90.5)
Income tax recovery (expense) - net	(1.6)	(12.5)	-	(14.1)	(40.5)	-	(54.6)
Net earnings (loss)	$(142.6)	$76.2	$(76.2)	$(142.6)	$843.1	$(845.6)	$(145.1)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.5)	$-	$(2.5)
Common shareholders	$(142.6)	$76.2	$(76.2)	$(142.6)	$845.6	$(845.6)	$(142.6)

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$12.5	251.1	(251.1)	12.5	(1.3)	(2.4)	8.8

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	77.4	-	-	77.4	1.3	-	78.7
Reclassification to earnings for impairment charges	-	-	-	-	-	-	-
Accumulated other comprehensive (income) loss related to investments sold (b)	(4.0)	-	-	(4.0)	-	-	(4.0)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	7.7	15.1	-	22.8	1.5	-	24.3
Accumulated other comprehensive (income) loss related to derivatives settled (d)	1.0	(0.7)	-	0.3	1.1	-	1.4
	82.1	14.4	-	96.5	3.9	-	100.4
Equity in other comprehensive income (loss) of intercompany investments	18.3	-	(14.4)	3.9	-	(3.9)	-
Total comprehensive income (loss)	$112.9	$265.5	$(265.5)	$112.9	$2.6	$(6.3)	$109.2

Attributable to non-controlling interest	$-	$-	$-	$-	$(3.7)	$-	$(3.7)
Attributable to common shareholders	$112.9	$265.5	$(265.5)	$112.9	$6.3	$(6.3)	$112.9

(a) Net of tax of	$3.0	$-	$-	$3.0	$-	$-	$3.0
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$6.9	$-	$6.9	$0.4	$-	$7.3
(d) Net of tax of	$-	$(0.6)	$-	$(0.6)	$0.4	$-	$(0.2)

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$(142.6)	$76.2	$(76.2)	$(142.6)	$843.1	$(845.6)	$(145.1)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(25.0)	-	-	(25.0)	(0.8)	-	(25.8)
Reclassification to earnings for impairment charges	6.4	-	-	6.4	-	-	6.4
Accumulated other comprehensive loss related to investments sold (b)	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(6.3)	(24.6)	-	(30.9)	(4.7)	-	(35.6)
Accumulated other comprehensive income related to derivatives settled (d)	16.2	26.0	-	42.2	9.3	-	51.5
	(8.7)	1.4	-	(7.3)	3.8	-	(3.5)
Equity in other comprehensive income (loss) of intercompany investments	5.2	-	(1.4)	3.8	-	(3.8)	-
Total comprehensive income (loss)	$(146.1)	$77.6	$(77.6)	$(146.1)	$846.9	$(849.4)	$(148.6)

Attributable to non-controlling interest	$-	$-	$-	$-	$(2.5)	$-	$(2.5)
Attributable to common shareholders	$(146.1)	$77.6	$(77.6)	$(146.1)	$849.4	$(849.4)	$(146.1)

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$(12.1)	$-	$(12.1)	$(1.2)	$-	$(13.3)
(d) Net of tax of	$-	$12.3	$-	$12.3	$3.0	$-	$15.3

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the nine months ended September 30, 2016

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$12.5	$251.1	$(251.1)	$12.5	$(1.3)	$(2.4)	$8.8
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	5.8	250.6	(0.1)	256.3	360.9	-	617.2
Impairment charges	-	-	-	-	139.6	-	139.6
Equity in losses (earnings) of associate, joint ventures and intercompany investments	(9.4)	(34.0)	251.1	207.7	-	(207.5)	0.2
Share-based compensation expense	10.8	-	-	10.8	-	-	10.8
Finance expense	68.0	35.5	(4.5)	99.0	73.0	(75.5)	96.5
Deferred tax expense (recovery)	(3.0)	(81.0)	-	(84.0)	(66.7)	-	(150.7)
Foreign exchange losses (gains) and other	(99.5)	25.3	-	(74.2)	66.9	-	(7.3)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.0)	(8.2)	-	(10.2)	(41.7)	-	(51.9)
Inventories	(2.0)	(56.6)	0.1	(58.5)	125.5	-	67.0
Accounts payable and accrued liabilities	5.4	75.3	-	80.7	74.6	-	155.3
Cash flow provided from (used in) operating activities	(13.4)	458.0	(4.5)	440.1	730.8	(285.4)	885.5
Income taxes paid	-	(17.6)	-	(17.6)	(71.3)	-	(88.9)
Net cash flow provided from (used in) operating activities	(13.4)	440.4	(4.5)	422.5	659.5	(285.4)	796.6
Investing:
Additions to property, plant and equipment	(4.1)	(173.9)	-	(178.0)	(229.3)	-	(407.3)
Business acquisition	-	(588.0)	-	(588.0)	-	-	(588.0)
Net proceeds from (additions to) long-term investments and other assets	(14.1)	(22.2)	-	(36.3)	(19.2)	-	(55.5)
Net proceeds from the sale of property, plant and equipment	-	0.3	-	0.3	7.7	-	8.0
Decrease (increase) in restricted cash	-	(1.5)	-	(1.5)	0.5	-	(1.0)
Interest received and other	0.5	1.0	-	1.5	1.1	-	2.6
Net cash flow used in investing activities	(17.7)	(784.3)	-	(802.0)	(239.2)	-	(1,041.2)
Financing:
Issuance of common shares on exercise of options	2.8	-	-	2.8	-	-	2.8
Proceeds from issuance of equity	275.7	-	-	275.7	-	-	275.7
Proceeds from issuance of debt	-	-	-	-	-	-	-
Repayment of debt	(250.0)	-	-	(250.0)	-	-	(250.0)
Interest paid	(70.4)	-	-	(70.4)	-	-	(70.4)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(209.9)	209.9	-
Intercompany advances	96.8	319.3	4.5	420.6	(496.1)	75.5	-
Other	(3.3)	-	-	(3.3)	-	-	(3.3)
Net cash flow provided from (used in) financing activities	51.6	319.3	4.5	375.4	(706.0)	285.4	(45.2)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	2.3	-	2.3
Increase (decrease) in cash and cash equivalents	20.5	(24.6)	-	(4.1)	(283.4)	-	(287.5)
Cash and cash equivalents, beginning of period	113.8	127.0	-	240.8	803.1	-	1,043.9
Cash and cash equivalents, end of period	$134.3	$102.4	$-	$236.7	$519.7	$-	$756.4

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016 and 2015
(Unaudited, tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the nine months ended September 30, 2015

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(142.6)	$76.2	$(76.2)	$(142.6)	$843.1	$(845.6)	$(145.1)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	4.8	245.1	-	249.9	412.8	-	662.7
Impairment charges	-	-	-	-	24.5	-	24.5
Equity in losses (earnings) of associate, joint venture and intercompany investments	274.1	(41.0)	76.2	309.3	(3.8)	(309.3)	(3.8)
Share-based compensation expense	13.9	-	-	13.9	-	-	13.9
Finance expense	49.9	18.6	-	68.5	94.7	(93.6)	69.6
Deferred tax expense (recovery)	-	8.4	-	8.4	(50.4)	-	(42.0)
Foreign exchange losses (gains) and other	(240.8)	23.5	-	(217.3)	220.3	-	3.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	0.2	7.7	-	7.9	(0.5)	-	7.4
Inventories	0.7	15.1	-	15.8	94.6	-	110.4
Accounts payable and accrued liabilities	(14.0)	-	-	(14.0)	42.1	-	28.1
Cash flow provided from (used in) operating activities	(53.8)	353.6	-	299.8	1,677.4	(1,248.5)	728.7
Income taxes paid	-	(8.9)	-	(8.9)	(70.4)	-	(79.3)
Net cash flow provided from (used in) operating activities	(53.8)	344.7	$-	290.9	1,607.0	(1,248.5)	649.4
Investing:
Additions to property, plant and equipment	(14.6)	(222.4)	-	(237.0)	(212.3)	-	(449.3)
Business acquisition	-	-	-	-	-	-	-
Net proceeds from (additions to) long-term investments and other assets	(0.3)	(23.5)	-	(23.8)	(36.6)	-	(60.4)
Net proceeds from the sale of property, plant and equipment	1.0	0.5	-	1.5	1.5	-	3.0
Decrease in restricted cash	-	0.6	-	0.6	34.1	-	34.7
Interest received and other	0.2	1.6	-	1.8	1.3	-	3.1
Net cash flow provided used in investing activities	(13.7)	(243.2)	-	(256.9)	(212.0)	-	(468.9)
Financing:
Issuance of common shares on exercise of options	-	-	-	-	-	-	-
Proceeds from issuance of equity	-	-	-	-	-	-	-
Proceeds from issuance of debt	-	22.5	-	22.5	-	-	22.5
Repayment of debt	-	(22.5)	-	(22.5)	(80.0)	-	(102.5)
Interest paid	(46.4)	-	-	(46.4)	(1.2)	-	(47.6)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(1,154.9)	1,154.9	-
Intercompany advances	(92.3)	(230.3)	-	(322.6)	229.0	93.6	-
Other	(2.9)	-	-	(2.9)	-	-	(2.9)
Net cash flow used in financing activities	(141.6)	(230.3)	-	(371.9)	(1,007.1)	1,248.5	(130.5)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(8.7)	-	(8.7)
Increase (decrease) in cash and cash equivalents	(209.1)	(128.8)	-	(337.9)	379.2	-	41.3
Cash and cash equivalents, beginning of period	315.1	271.3	-	586.4	397.1	-	983.5
Cash and cash equivalents, end of period	$106.0	$142.5	$-	$248.5	$776.3	$-	$1,024.8